Exhibit 99.2

DHX MEDIA LTD.

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 15, 2016

November 18, 2016

Dear Fellow Shareholders,

As a kids’ and family content company, DHX Media’s mission is to create and leverage children's content that inspires, entertains and connects the global on-demand generation. We are guided by three key strategic imperatives to drive our business forward and help us fulfil this mission.

First, we produce engaging, high-quality content for kids and families; secondly, we distribute our content worldwide to pursue growth across all media and platforms; and thirdly, we leverage our content to develop global brands with increased merchandise and licensing opportunities.

I believe there has never been a more exciting time to be in children’s content. As a fellow shareholder, however, I am conscious that the potential long-term value of our company has not been fully recognized in our share price by the markets over the past year. We are determined to maintain a steadfast focus on our strategic imperatives, which have produced yet another year of strong financial results. For fiscal 2016, we reported 15% growth in both revenue and EBITDA, and a 42% increase in net income, as compared to fiscal 2015.

In fiscal 2016, we also strengthened our balance sheet with a bought deal equity offering, as well as a subsequent issuance of senior unsecured notes to pay down debt, which gives us the financial flexibility to pursue additional organic and acquisitive growth opportunities, as they present.

As you may know, DHX Media owns the world's largest independent library of children's content, which grew by 7% in 2016 to more than 11,800 half-hours. Our large library drives our distribution business, and each new episode of content added to our library—in both the proprietary and third-party rights categories—represents a potential recurring revenue stream. We realize enormous benefits of scale from our library, as reflected in our distribution revenues, which rose 11% in fiscal 2016 over the year prior.

DHX Media has become a veritable one-stop shop for streaming services and broadcasters worldwide looking for children's content. We provide outstanding shows for girls and boys across every demographic, from preschool to teens.

For the last several years, growth in media has been driven by a transition of audiences from viewing content by way of the broadcast medium, to watching it on the new streaming platforms. In the next

TORONTO	HALIFAX	LOS ANGELES	VANCOUVER	LONDON
Queen’s Quay Terminal	1478 Queen Street	Sunset Media Center	190 Alexander Street	1 Queen Caroline Street
207 Queens Quay W.	2nd Floor	6255 West Sunset Blvd.	6th Floor	2nd Floor
Suite 550	Halifax, NS B3J 2H7	Suite 800	Vancouver, BC V6A 1B5	London, W6 9HQ, UK
Toronto, ON M5J 1A7	+1 902-423-0260	Hollywood, CA 90028	+1 604-684-2363	+44 20-8563-6400
+1 416-363-8034		+1 323-790-8840

several years, we expect growth in streaming worldwide will continue to increase audience engagement, both in SVOD—Subscription Video-on-Demand—and AVOD—Advertising supported Video-on-Demand.

To that end, last April, we unveiled the WildBrain Multi-Platform Kids’ Network, our branded virtual network of more than 350 kids’ channels on YouTube. For 2016, WildBrain's gross revenue rose 53% to more than $18 million from the year prior. We see tremendous potential with WildBrain and for the evolving AVOD space in general, as more and more kids’ content is consumed on mobile, via smartphones and tablets.

Teletubbies, as the flagship property in DHX Media’s strategy to build global brands, continues to perform extremely well and is gaining global momentum with more than 85 consumer products deals, 23 broadcast deals for our new series and a new SVOD deal with Amazon Prime Video in the UK. In addition, strategic partnerships with Mattel and Iconix are adding to our pipeline of brands to drive long-term growth through participation across multiple revenue streams.

This year DHX Media celebrated its 10th anniversary on the public markets. We’ve come a long way since our IPO in 2006. While we owe our shareholders and Board of Directors a great deal of gratitude for their support this year, none of this could have been achieved without the commitment and creativity of our nearly 1,300 employees around the globe. We are fortunate to be building the future of this business with a tremendously talented and forward-looking team.

Sincerely,

Dana Landry
Chief Executive Officer

TORONTO	HALIFAX	LOS ANGELES	VANCOUVER	LONDON
Queen’s Quay Terminal	1478 Queen Street	Sunset Media Center	190 Alexander Street	1 Queen Caroline Street
207 Queens Quay W.	2nd Floor	6255 West Sunset Blvd.	6th Floor	2nd Floor
Suite 550	Halifax, NS B3J 2H7	Suite 800	Vancouver, BC V6A 1B5	London, W6 9HQ, UK
Toronto, ON M5J 1A7	+1 902-423-0260	Hollywood, CA 90028	+1 604-684-2363	+44 20-8563-6400
+1 416-363-8034		+1 323-790-8840

TABLE OF CONTENTS

Notice of Meeting	5
Management Information Circular	7
About this Circular	7
Solicitation of Proxies	7
Appointment of Proxyholder	8
Revocation of Proxies	9
Voting of Proxies	9
Voting Shares	10
Business of the Meeting	12
Statement of Executive Compensation	19
Equity Compensation Plan Information	35
Statement of Corporate Governance Practices	41
Insurance Coverage and Indemnification of Directors and Officers	48
Indebtedness of Directors and Executive Officers	48
Interest of Informed Persons in Material Transactions	48
Exemption from Take-Over Bid and Early Warning Reporting Requirements	48
Normal Course Issuer Bid	49
Additional Information	49
Approval of the Directors	49
Appendix “A” – Stock Option Plan Resolution	50
Appendix “B” – Amended and Restated Stock Option Plan	51
Appendix “C” – Mandate for the Board of Directors	67

DHX MEDIA LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 15, 2016

The annual and special meeting (the “Meeting”) of the holders of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”) in the capital of DHX Media Ltd. (the “Company” or “DHX”) will be held at the Omni King Edward Hotel, 37 King Street East, Toronto, Ontario M5C 1E9 on December 15, 2016 at 10:30 a.m. (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2016, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers, LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.

To consider and, if thought advisable, pass a resolution (the full text of which is set out in Appendix “A” to this Circular) approving amendments to, and unallocated options under, the Company's stock option plan; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. ("Computershare"), the transfer agent and registrar of the Company, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Toronto time) on December 13, 2016, the second last business day preceding the date of the Meeting or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your shares.

The board of directors of the Company has fixed November 10, 2016 as the record date for the determination of holders of Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those Shares at the Meeting.

For the purposes of the Meeting, each holder of Voting Shares will be entitled to one vote for each Voting Share held, subject to the voting restrictions and adjustments attached to the Variable Voting Shares as discussed under “Voting Shares” in the Company’s accompanying management information circular. The votes attached to the PVV Shares as a class will, in the aggregate, not be less than 1% of the votes attached to all shares of the Company, subject to adjustments attached to the PVV Shares. The holder of the PVV Shares, the Chief Executive Officer of the Company, Dana Landry, has entered into a shareholders agreement pursuant to which, among other things, Mr. Landry agreed not to grant a proxy or other right to vote the PVV Shares except to a representative of the Company designated by the board of directors. Additional information concerning the PVV Shares can be found under “Voting Shares” in the Company’s accompanying management information circular.

By order of the board of directors of DHX Media Ltd.

(signed)	“Mark Gosine”
EVP, Legal Affairs, General Counsel & Corporate Secretary

DHX MEDIA LTD.

MANGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 15, 2016

ABOUT THIS CIRCULAR

This Management Information Circular (the “Circular”) is being sent by the management of DHX Media Ltd. (the “Company” or “DHX”) to all holders (“Shareholders”) of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”), together with a notice of an annual and special meeting of Shareholders and documents required to vote at the annual and special meeting (the “Meeting”) of Shareholders. The Circular’s purpose is:

  to explain how you, as a Shareholder, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

  to request that you authorize DHX’s Executive Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

  to inform you about the business to be conducted at the Meeting; and

  to give you important background information to assist you in deciding how to vote.

Additional information relating to DHX is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov/edgar.shtml. Financial information of DHX is provided in DHX’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year and its most recently completed interim period. Shareholders may contact DHX to request copies of DHX’s financial statements and MD&A by sending an email with that request to info@dhxmedia.com.

No person has been authorized to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, e-mail or oral communication by the directors, officers and employees of DHX and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by DHX and its subsidiaries will be borne by DHX and its subsidiaries.

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.

SOLICITATION OF PROXIES

This Circular and accompanying form of proxy (the “Proxy”) is furnished in connection with the solicitation by management of DHX of proxies to be used at the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of DHX without special compensation. The cost of solicitation will be borne by DHX.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed Proxy are officers of DHX. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than the persons designated by management of DHX in the Proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the Proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of DHX as a holder of Shares is a registered Shareholder. A non-registered Shareholder is a beneficial owner of Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered Shareholder can vote Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. Those registered Shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered Shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the Proxy, and the Shares represented by the Shareholder’s Proxy will be voted or withheld from voting in accordance with the instructions indicated on the Proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered Shareholder must submit his or her Proxy by completing, dating and signing the Proxy and returning it using the envelope provided or otherwise to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 (“Computershare”).

To be effective, a proxy must be received by Computershare no later than 10:30 a.m. (Toronto time) on December 13, 2016 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof.

Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of DHX as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If the Voting Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of DHX. Such Voting Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Voting Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Voting Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Voting Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone number to vote their Voting Shares or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Voting Shares to be represented at the

Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Voting Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Voting Shares voted. If you have any questions respecting the voting of Voting Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly to such NOBOs.

DHX has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, any NOBO of DHX can expect to receive a scannable VIF from Computershare, rather than Broadridge as described above. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting are available as further described in the VIF. Instructions in respect of the procedure for telephone and internet voting can be found in the VIF. Computershare will tabulate the results of the VIFs received from DHX’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received by Computershare.

DHX’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Voting Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

REVOCATION OF PROXIES

A registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of the Company, 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7 at any time up to 5:00 p.m. (Halifax time) on the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Halifax time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law. A Beneficial Shareholder may revoke voting instructions by written notice to the intermediary to whom the instructions were given. Beneficial Shareholders should refer to their VIF for further information on revoking voting instructions. Any revocation notice should be delivered to the intermediary well in advance of the Meeting to allow the intermediary time to process the revocation.

VOTING OF PROXIES

On any ballot that may be called for, Shares represented by properly executed proxies in favour of the person designated by management of DHX in the Proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If a choice is specified with respect to any matter to be acted on, the Shares will be voted accordingly. If a specification is not made with respect to any matter, the Shares will be voted in such manner as stated therein.

The Proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of DHX is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of DHX in the Proxy will be voted on such matters pursuant to such discretionary authority.

Shareholders who wish to vote at the Meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the Meeting will be required to complete a Declaration of Canadian Status in order to enable DHX to comply with the restrictions imposed by its Articles (as defined below) and the Direction (as defined below) on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by DHX or Computershare that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a not a Registered Shareholder.

VOTING SHARES

Summary of the Company’s Share Capital Structure

The Company’s Articles of Continuance, as amended, (the “Articles”) include certain constraints on the ownership of the Company’s Voting Shares which were adopted for the purpose of facilitating compliance with legal requirements relating to Canadian ownership and control of broadcasting undertakings embodied in a Direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) pursuant to authority contained in the Broadcasting Act (Canada) (the “Broadcasting Act”). Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a wholly owned subsidiary operating company licensed under the Broadcasting Act. This restriction applies to DHX because its wholly-owned subsidiary, DHX Television Ltd. (“DHX Television”), holds three broadcast licenses issued by the CRTC which are required in order for DHX Television to operate its broadcast undertakings.

The voting and other terms applicable to the Company’s Shares, summarized below under “Common Voting Shares”, “Variable Voting Shares”, and “Preferred Variable Voting Shares” are intended to facilitate the Company’s compliance with the Canadian ownership rules under the Direction.

Common Voting Shares

As at November 10, 2016, DHX had 108,822,800 Common Voting Shares issued and outstanding.

The terms of the Common Voting Shares provide that each Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each Common Voting Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting.

Variable Voting Shares

As at November 10, 2016, DHX had 25,018,662 Variable Voting Shares issued and outstanding.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Each Variable Voting Share is entitled to vote on each matter to be voted upon at the Meeting. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for the purposes of the Meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting of shareholders.

Preferred Variable Voting Shares

As at November 10, 2016, DHX had 100,000,000 PVV Shares issued and outstanding.

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to Voting Shares (as determined based on inquires DHX has made of the holders of Voting Shares and depositary interests) equal 55% of the votes attached to all shares in the capital of DHX. The votes attached to the PVV Shares as a class will, in aggregate, not be less than 1% of the votes attached to all shares in the capital of DHX.

The votes attached to the PVV Shares as a class is determined based on the ownership of Voting Shares ascertained through the monitoring process to be undertaken by the board of directors of DHX (the “Board”) pursuant to the Special Operating Procedures (as defined and described in more detail below under “Special Operating Procedures and Declarations”). Currently, the Company monitors the level of ownership of Variable Voting Shares by obtaining data on (i) registered Shareholders from its transfer agent and registrar, Computershare, and (ii) Beneficial Shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC). If no response to these inquiries is received from a particular broker or market intermediary, then the shares or depositary interests held by that broker or market intermediary are deemed to be Variable Voting Shares. The votes attached to the PVV Shares as a class for any meeting of Shareholders is determined once the ownership of Voting Shares has been established through this monitoring process.

All of the issued and outstanding PVV Shares are presently held by Dana Landry, Chief Executive Officer of DHX. Mr. Landry, as the sole holder of PVV Shares, has entered into a shareholders agreement with the Company (the “PVV Shareholder Agreement”), pursuant to which Mr. Landry has (i) agreed not to transfer the PVV Shares, in whole or in part, if it is determined by the Board to be in the best interests of DHX to enable DHX to qualify for tax credits or government incentives, except with the prior written approval of the Board, (ii) granted to DHX the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVV Shareholder Agreement. The Board of the Company will not approve or compel a transfer without first obtaining the approval of the Toronto Stock Exchange (“TSX”) and the PVV Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Special Operating Procedures and Declarations

DHX has adopted special operating procedures (the “Special Operating Procedures”) for monitoring share ownership and ensuring that the share register of each class of Voting Shares is up to date at all times, as well as facilitating the Company’s compliance with its Articles and applicable laws, regulations and rules, including in respect of Canadian ownership and control. The Special Operating Procedures are administered by Computershare in Canada and its affiliate, Computershare Trust Company, N.A., in the U.S. Pursuant to the Special Operating Procedures, Shareholders who wish to vote at the Meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the Meeting will be required to complete a Declaration of Canadian Status in order to enable DHX to comply with the restrictions imposed by its Articles and the Direction on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by DHX or Computershare that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a not a Registered Shareholder.

Quorum

A quorum of Shareholders is present at the Meeting if there are persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of DHX enjoying voting rights at such meeting.

Record Date

The Board of the Company has fixed November 10, 2016 as the record date (the “Record Date”) for the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. Subject to any applicable adjustment pursuant to the voting rights for each class of Share described above, on a show of hands, every Shareholder and proxyholder present in person shall have one vote and, on a ballot, every Shareholder and proxyholder present shall have one vote for each share of which he or it is the Shareholder or proxyholder.

Principal Shareholders

To the knowledge of the directors and officers of DHX, except for the persons, companies, or other entities listed below, no person, company, or other entity beneficially owns, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Voting Shares:

Variable Voting Shares
Name of Shareholder	Number of Voting Shares Held	Percentage of Outstanding Voting Shares(2)
Fine Capital Partners	24,152,400(1)	18.05%

(1)	Number of Voting Shares held determined based on the alternative monthly report filed by the securityholder for the period ended July 31, 2016 under Part 4 of National Instrument 62-103.
(2)	Calculated based on DHX’s outstanding Voting Shares as of November 10, 2016, which totaled 133,841,462.

To the knowledge of the directors and officers of the Company, as at the date of this Circular, except for the person listed below, no person, company, or other entity beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding PVV Shares:

Preferred Variable Voting Shares
Name of Shareholder	Number of PVV Shares Held	Percentage of Outstanding PVV Shares
Dana Landry	100,000,000	100%

BUSINESS OF THE MEETING

1.	Election of Directors

The Board has fixed the number of directors to be elected at the Meeting at nine. Each director will hold office, subject to the provisions of the Company’s by-laws, until the next annual meeting of shareholders or until the successor of such director is duly elected or appointed.

The Board recommends that shareholders vote “FOR” the election of each of its proposed nominees to serve on the Company’s Board until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. The nominees set forth below have consented to being named in this Circular and to serve if elected. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the Voting Shares represented by properly executed proxies given in favour of such proposed nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

Majority Voting Policy

The Board has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chairman of the board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominations Committee of the Company (the “Governance Committee”) will consider whether or not to accept the offer of resignation and make a recommendation to the board. Within 90 days following the applicable shareholders’ meeting, the board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable, and provide the press release disclosing such decision to the TSX and, if required, any other applicable stock exchange upon which the Company’s Voting Shares are listed. The Board will accept the resignation absent exceptional circumstances. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the board or the Governance Committee at which the resignation is considered. A copy of the majority voting policy may be found on DHX’s website at www.dhxmedia.com under the Investors-Governance tabs.

Nominees for Election to the Board

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Voting Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associate or affiliate as at the date of this Circular. The information as to Voting Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of DHX, has been furnished by the respective directors individually.

Directors
Name and Municipality of Residence	Principal Occupation	Director Since	Voting Shares
ELIZABETH BEALE(3),(4) Halifax, Nova Scotia, Canada	Corporate Director	November 12, 2014	3,000
DAVID C. COLVILLE(2),(3) Halifax, Nova Scotia, Canada	President of DC Communications Consulting Ltd.	May 16, 2014	1,000
MICHAEL PATRICK DONOVAN(1) Halifax, Nova Scotia, Canada	Executive Chairman of DHX (formerly, Chief Executive Officer) / Corporate Director	February 12, 2004	5,011,862
DEBORAH DRISDELL(1),(2) Montreal, Quebec, Canada	President of Drisdell Consulting(6)	December 16, 2015	1,000
DANA SEAN LANDRY Toronto, Ontario, Canada	Chief Executive Officer (formerly, Chief Financial Officer) of DHX	September 23, 2014	447,960
D. GEOFFREY MACHUM(4) Halifax, Nova Scotia, Canada	Lawyer, Stewart McKelvey	May 16, 2014	104,944
ROBERT G. C. SOBEY(2) New Glasgow, Nova Scotia, Canada	Corporate Director	December 16, 2010	620,000
CATHERINE TAIT(1) New York, NY, U.S.	President of Duopoly Inc. and Chair of iThentic Inc.	December 15, 2014	4,598

Directors
Name and Municipality of Residence	Principal Occupation	Director Since	Voting Shares
DONALD ARTHUR WRIGHT(2),(3),(4),(5) Toronto, Ontario, Canada	President and Chief Executive Officer of The Winnington Capital Group Inc.	January 9, 2006	343,535

(1)	Member of the Production Financing Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.
(5)	Lead Director of the Company.

DHX does not have an executive committee. The following sets out the principal occupation, business or employment of each proposed director of the Company and other biographical information. Except as noted below, each of the directors of the Company has been engaged for more than five years in his or her present principal occupation or in other capacities with DHX or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Elizabeth Beale, a non-executive and independent director of DHX, is an economist who has served as an advisor to senior levels of government and industry throughout her career. She was President and CEO of the Atlantic Provinces Economic Council from 1996 to 2015. Prior to this, she worked for 10 years as a Consulting Economist and was APEC’s Chief Economist from 1981 to 1986. Ms. Beale was an associate fellow and lecturer in the School of Journalism at the University of King’s College from 1981 to 1991 and a governor of Dalhousie University from 2000 to 2009. She has a longstanding association from 1985 to 1999 as a director and chair of the Human Resource Development Association. She is currently a member of the National Statistics Council and a director of Wawanesa Insurance, Invest Nova Scotia and Compute Canada. Ms. Beale was born in Edinburgh, Scotland and has lived in Halifax, Nova Scotia since 1975. She is a graduate of the universities of Toronto (B.A., 1973) and Dalhousie (M.A. Economics, 1978).

David Colville, P.Eng., a non-executive and independent director of DHX, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (“CRTC”). Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. From 1980 to 1990 Mr. Colville was Senior Director Communications Policy with the Nova Scotia Dept. of Transportation and Communications. From 1990 to 2004, he was Commissioner and Vice Chairman (from 1995) of the CRTC, during which time he was responsible for opening the telecommunications market to competition and exempting internet programming from Broadcasting regulation. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Michael Patrick Donovan, an executive Director of DHX, also serves as the Company’s Executive Chairman. Mr. Donovan has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX from the time of the Company’s founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multi-award winning feature film, Shake Hands with the Devil. Mr. Donovan holds a B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Deborah Drisdell, a non-executive and independent director of DHX, is currently President of Drisdell Consulting and is a veteran of over 25 years in the Canadian film and television industry. Previously, Ms. Drisdell held the positions of Director General, Accessibility & Digital Enterprises (from 2006 to 2015) and Director, Strategic Planning & Government Relations with the National Film Board of Canada (NFB) during which time she was responsible for advancing the NFB into the digital era of content distribution with its award winning NFB.ca platform and mobile expansion. Prior to her engagement with the NFB Ms. Drisdell was President of Drisdell Consulting, providing strategic advice to public and private sector clients in Canada and internationally. She has also held various other senior positions with media organizations, including Sextant Entertainment Group and Telefilm Canada.

Dana Sean Landry, CPA, CA, an executive Director of DHX, also serves as the company’s Chief Executive Officer. Mr. Landry previously served as DHX’s Chief Financial Officer from the time of the company’s founding until July 2014. Before DHX, he was CFO, General Manager and Corporate Secretary for SolutionInc Technologies Limited from 2003-2006, a public technology company traded on the TSX Venture Exchange. Before joining SolutionInc, Mr. Landry was a financial advisor to Collideascope Digital Productions Inc., an integrated television and new-media production company, and President and Chief Financial Officer of imX Communications Inc., a feature film, movie of the week and television production company. Mr. Landry began his career at Doane Raymond, Chartered Accountants (now Grant Thornton LLP) and then moved on to PricewaterhouseCoopers LLP where he had extensive involvement with the successful initial public offering of Salter Street Films. Mr. Landry is a Chartered Professional Accountant in good standing with the Institute of Chartered Accountants of Nova Scotia. Mr. Landry holds a BBA from Acadia University (1993).

D. Geoffrey Machum, Q.C., ICD.D, a non-executive and independent director of DHX, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He serves as Chair of the firms governing Partnership Board, and has served on its Human Resources and Governance Committee. He has also served as the firms Strategic Marketing Partner. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum has also served as Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors and has also been granted the Institute of Corporate Director’s ICD.D Designation in recognition of his commitment to excellence in corporate governance. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Robert (Rob) G. C. Sobey, a non-executive and independent director of DHX, is past President and Chief Executive Officer of Lawtons Drugs having worked for Sobeys Inc. for 25 years, the last eight years as leader of Lawtons Drugs. Mr. Sobey serves on the boards of Empire Company Ltd., Sobeys Inc., Norvista Capital, Stanfield’s Ltd., and Seafort Capital. Mr. Sobey has served on numerous volunteer boards and foundations, including the boards of Queen’s University, Nova Scotia College of Art and Design, Dalhousie University, Nova Scotia Community College, and the Art Gallery of Nova Scotia. Mr. Sobey is Chairman of the Sobey Art Foundation and the annual Sobey Art Award, as well as the D&R Sobey Scholarship Program. He sits on Britain’s Tate Museum’s American Patrons Committee, the Queen’s University School of Business Advisory Board and is Honourary Chair of Venture for Canada. Appointed Honourary Colonel of the 1st Field Artillery Regiment of Halifax in 2011, he received a Queen Elizabeth II Diamond Jubilee Medal for service. Mr. Sobey was selected Top CEO for Atlantic Canada in 2009 by Atlantic Business Magazine; he has an honors undergrad, an MBA, and the ICD.D designation.

Catherine Tait, a non-executive director of DHX, is President of Duopoly Inc., a media consulting company. Ms. Tait has worked in the content production business for over 25 years in Canada and the U.S. She was the CEO and co-founder of iThentic in 2006, an Emmy Award winning digital content company named Canada’s Digital Company of the Year in 2012. Ms. Tait was President and Chief Operating Officer of Salter Street Films from 1997 until its sale to Alliance Atlantis in 2001. Prior to Salter Street Films, Ms. Tait was Executive Director of the Independent Feature Project, the largest independent film organization in the U.S. Ms. Tait began her career in the Canadian federal government at the Department of Communications and then at Telefilm Canada. She was appointed Canada’s Cultural Attaché to France in 1989. Ms. Tait is also co-founder and a Director of Hollywood Suite Inc., an independent Canadian broadcast company and serves as a Board Advisor to the Comweb Group. She has served as a director of Aliant Inc. (2001 to 2006), CHUM Ltd (2004 to 2007) and the Canadian board of eOne Entertainment (2007 to 2010.) Ms. Tait holds a B.A. from the University of Toronto (1979), an M.Sc. from Boston University (1982) and a D.E.A. from l’Université de Paris (1983).

Donald Arthur Wright, a non-executive and independent director of DHX also serving as Lead Director, is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned more than 30 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada; Executive Vice-President, Director and member of the Executive Committee of Burns Fry Ltd.; Chairman and Chief Executive Officer of TD Securities Inc.; and Deputy Chairman of TD Bank Financial Group. Mr. Wright serves as Chairman of the Board of Directors of GMP Capital Inc. and Mettrum Health Corp. He is also Chairman of the Board of Trustees of Richards Packaging Income Fund. He actively supports numerous charitable organizations. He is a member of the Royal Ontario Museum Governors’ Finance Committee He is also a past member of the Board of Trustees of The Hospital for Sick Children, and Past Chairman of the Board of Directors of VIA Rail Canada Inc.

Bankruptcies and Cease Trade Orders

To the knowledge of DHX, none of the proposed nominees for election as directors of DHX: (a) are, as at the date hereof, or have been, within 10 years before the date of this circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this circular, or have been within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except for the following:

i. Mr. Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”) from December 2008 to February 14, 2015. On February 2, 2014, Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“U.S. Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the U.S. Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief. Tuscany’s plan of reorganization under Chapter 11 of the U.S. Code was approved on May 19, 2014.

ii. Mr. Donald Wright was previously Chairman of the board of directors of Jaguar Resources Inc. (“Jaguar”). On May 6, 2015 the Alberta Securities Commission and on May 8, 2015 the British Columbia Securities Commission, issued cease trade orders (the “Cease Trade Orders”) against Jaguar for failure to file its annual audited financial statements, annual management’s discussion and analysis, and certification of the annual filings for the year ended December 31, 2014, pursuant to which trading in Jaguar’s securities was prohibited. Further, during the term of the Cease Trade Orders, Jaguar issued securities in contravention of the Cease Trade Orders. The Cease Trade Orders were subsequently revoked on March 15, 2016. Mr. Wright subsequently resigned as a director of Jaguar effective April 4, 2016.

iii. March Entertainment, a privately-held CGI animation studio based in Toronto, filed for bankruptcy on July 15, 2013 due to third party default on production financing. Ms. Tait was a director of the company from September, 2010 to October, 2012.

2. Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration

PricewaterhouseCoopers, LLP of 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada are the current auditors of DHX. PricewaterhouseCoopers, LLP is registered with the Chartered Professional Accountants of Nova Scotia. At the Meeting, Shareholders will be asked to re-appoint PricewaterhouseCoopers, LLP, as the independent auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the board of directors of the Company to fix the remuneration of the auditors of the Company. PricewaterhouseCoopers, LLP was first appointed as auditors of the Company on October 25, 2004.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, in each of the fiscal years ended June 30, 2015 and June 30, 2016.

Audit Fees
Fees	Fiscal Year ended June 30, 2015	Fiscal Year ended June 30, 2016
Audit Fees(1)	$1,575,000	$1,863,600
Audit Related Fees(2)	$359,176	$84,020
Tax Fees(3)	$158,731	$231,450

Audit Fees
Fees	Fiscal Year ended June 30, 2015	Fiscal Year ended June 30, 2016
All Other Fees	-	-

Total	$2,092,907	$2,179,070

(1)

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (2015 – $759,000 and 2016 – $1,108,000), reviews of the Registrant’s consolidated interim financial statements (2015 – $220,000 and 2016 – $150,000), and prospectus filings, business acquisition, translation and stat audits (2015 - $596,000 and 2016 – $605,600).

(2)

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting, and includes production cost audits (2015 – $83,322 and 2016 – $74,020) and due diligence and bank reporting (2015 – $275,854 and 2016 – $10,000).

(3)

Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2015 – $108,301 and 2016 – $117,475), tax advice and tax planning (2015 – $50,430 and 2016 – $58,575) and due diligence (2015 – Nil and 2016 – $55,400).

The Company’s board of directors recommends that Shareholders vote “FOR” the re-appointment of PricewaterhouseCoopers, LLP as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re appointment of PricewaterhouseCoopers, LLP as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the board of directors to fix the remuneration of the auditors.

3.	Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution in the form attached as Appendix “A” (the “Stock Option Plan Resolution”) to this Circular, approving certain amendments to the Company’s Amended and Restated Stock Option Plan, as amended and restated from time to time, (the “Stock Option Plan”) and the unallocated options under the Stock Option Plan.

Amendments to the Stock Option Plan

On November 9, 2016, the Board approved the following amendments to the Stock Option Plan:

(a)

a clawback or recoupment provision which provides that, in the event there is a restatement of any financial statements of the Company due to a material error or material noncompliance with any financial reporting requirements under any applicable laws, regulations or rules, and (i) a current or former executive officer or senior employee of the Company receives Options which were either granted, earned or vest based on the achievement of financial results in the restated financial statements and (ii) the number of Options granted, earned or vested would have been lower had the restated financial statements been properly reported, then, the Company may require a forfeiture or repayment of excess Options, shares or amounts earned in connection therewith;

(b)	a provision which sets the maximum fair value grant for any non-employee director of the Company in a single year at $100,000 as of the date of grant;

(c)

a provision which requires that (i) accelerated vesting of Options shall only occur in the event of a corporate transaction (including a change of control of the Company) if the participant’s employment with the Company is terminated without cause or the participant resigns because of a material reduction or material change in job responsibilities and (ii) with respect to any performance-based Options, vesting shall be dependent on achievement of the applicable performance criteria as of the date of such corporate transaction and/or be prorated to the date of such corporate transaction, as applicable;

(d)	removal of the provision permitting financial assistance to participants; and

(e)	certain additional amendments to clarify provisions of the Stock Option Plan and of a housekeeping or clerical nature.

The foregoing amendments are within the authority of the Board under the Stock Option Plan amending provision and do not otherwise require Shareholder approval under any applicable rules of a stock exchange on which the Company’s Shares are listed.

In addition to the amendments noted above, the Company has determined that, in order to better align with current corporate governance “best practices”, it is advisable to make certain amendments to the amending provision of the Stock Option Plan dealing with amendments that explicitly require the Company to seek Shareholder approval. Those amendments would require the Company seek Shareholder approval in the following additional circumstances:

(a)	any amendment to the provision which imposes a limit on non-employee director participation in the Stock Option Plan discussed above;

(b)	any amendment that would extend the term of any outstanding Option beyond its original expiry date;

(c)

any material increase in benefits to Plan participants, including any material change to: (i) permit a repricing (or decrease in the exercise price) of outstanding Options, (ii) reduce the price at which Shares or Options to purchase Shares may be offered, or (iii) extend the duration of the Plan;

(d)	any material expansion of the class of participants eligible to participate in the Plan;

(e)	any expansion in the types of options or awards provided under the Plan; and

(f)	any amendment that would permit a participant to assign or otherwise transfer an Option granted under the Stock Option Plan, other than for estate planning purposes.

The Stock Option Plan, including the foregoing amendments, is described in this Circular under “Equity Compensation Plan – Stock Option Plan”. A copy of the Stock Option Plan, including the foregoing amendments, is attached at Appendix “B” to this Circular.

Unallocated Options

Shareholders are referred to the information on the Stock Option Plan set forth below under “Equity Compensation Plan – Stock Option Plan”. Pursuant to the TSX rules on security based compensation arrangements (the "TSX Rules"), because the Stock Option Plan is a rolling plan pursuant to which the number of Voting Shares of the Company subject to the Stock Option Plan is maintained at 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, the unallocated options under the Stock Option Plan must be approved by the Company's Shareholders every three years. As of the date of this Circular, there are presently Options to purchase 8,339,525 Voting Shares outstanding under the Stock Option Plan representing 6.23% of DHX's issued and outstanding Voting Shares.

The Company last sought Shareholder approval on this matter at a special meeting of Shareholders held September 30, 2014 and is not required to obtain Shareholder approval of unallocated Options under the Stock Option Plan until September 30, 2017. However, the Company wishes to align the timing of Shareholder approval of its Stock Option Plan with its annual general meeting which is held in December. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, approve the unallocated options under the Stock Option Plan. If Shareholders pass the Stock Option Plan Resolution at the Meeting, the Company will subsequently be required to seek the approval of its Shareholders no later than December 15, 2019 with respect to the unallocated options in existence under the Stock Option Plan at that time.

If Shareholders do not approve the Stock Option Plan Resolution, (i) the Company will not be permitted to grant further Options under the Stock Option Plan until such time as the required Shareholder approval may be obtained and (ii) all Options that have already been allocated and granted under the Stock Option Plan as of the date of the Meeting that have not yet been exercised will continue unaffected in accordance with their current terms.

Vote Required

The full text of the Stock Option Plan Resolution to approve amendments to, and the unallocated Options under, the Stock Option Plan is set out in Appendix “A” to this Circular. Pursuant to the policies of the TSX, the Stock Option Plan Resolution must be approved by a majority of the votes cast by Shareholders, in person or by proxy, the Meeting.

The board of directors recommends that Shareholders vote "FOR" the approval of the Stock Option Plan Resolution.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.

4.	Other Matters

The Company knows of no other matters to be submitted to Shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Voting Shares they represent in accordance with their judgement on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

Use of Certain Terms

Certain terms used in this Statement of Executive Compensation, including adjusted EBITDA, are non-GAAP financials measures used by the Company. Additional information concerning the Company’s use of non-GAAP financial measures can be found under “Use of Non-GAAP Financial Measures” in the Company’s Management Discussion & Analysis for fiscal 2016 which is on file and available at www.sedar.com and www.edgar.com.

Compensation Philosophy

DHX’s executive compensation practices are based on a pay-for-performance philosophy and designed to attract, motivate, and retain its executives and reward them for the Company’s financial and operational performance along with their individual contributions. The Company believes that this philosophy effectively supports the Company’s overall approach to executive compensation and its short and long term strategic objectives.

Human Resources and Compensation Committee

The Company's executive compensation program is administered by the Human Resources and Compensation Committee of the Board (the “HRCC”). The HRCC is chaired by Robert Sobey and currently additionally composed of David Colville, Sir Graham Day, Deborah Drisdell, and Donald Wright. Sir Graham Day will cease to be a member of the HRCC on his resignation from the Board to be effective on the date of the Meeting. All of the members of the HRCC are independent directors. Each member’s qualifications are more particularly described in their respective biographies above under “Business of the Meeting”.

The primary functions of the HRCC are (i) determining and making recommendations with respect to all forms of compensation granted to the Chief Executive Officer and Executive Chair of the Company, (ii) reviewing, evaluating, and, if advisable, approving the Chief Executive Officer's and Executive Chair’s recommendations respecting compensation of other senior executives of the Company, including the Company’s NEOs, (iii) making recommendations concerning compensation of the Board, (iv) ensuring that the Chief Executive Officer’s performance criteria are aligned with the strategic plan, and (v) overseeing succession planning for the executives of the Company as well as the Company’s overall talent management process. Typically, recommendations are made by the HRCC to the Board for its approval.

The HRCC ensures that the Company has high calibre executive management in place and a compensation program that is competitive, motivating and rewarding for participants. The HRCC reviews and makes recommendations to the Company's Board regarding succession planning, including the appointment of the Company's executive officers, and for the establishment of, and any material changes to, executive compensation programs, including that of the Chief Executive Officer. The HRCC also oversees the Company's employee compensation and benefits plans.

Additional information concerning the HRCC can be found below under “Statement of Corporate Governance Practices – Committees of the Board of Directors”.

Compensation Advisors / Executive Compensation-Related Fees

The HRCC has retained an independent compensation advisor, Hugessen Consulting Inc. (“Hugessen”), to assist it in discharging its duties, including by providing advice on the competitiveness and effectiveness of the Company's compensation programs for the senior executives and managers of the Company and identifying a comparator group for the Company and assessing the Company’s executive compensation relative to such comparator group. In fiscal 2015 and fiscal 2016, the Company paid Hugessen $47,554.43 and nil, respectively, in consideration for services rendered with respect to advice concerning the Company’s executive compensation.

In fiscal 2016, the Company engaged Bay Street HR to assist the Company in implementing key recommendations in respect of the Company’s executive compensation program and policies made by Hugessen. No fees were paid to Bay Street HR during, or with respect to services rendered in, the Company’s fiscal 2015. The Company paid $11,000 to Bay Street HR in fiscal 2016 for services rendered in connection with the mandate noted above.

Compensation Discussion and Analysis

Named Executive Officers

The Named Executive Officers (“NEOs”) of the Company for fiscal 2016 are:

  Michael Donovan, Executive Chairman

  Dana Landry, Chief Executive Officer

  Keith Abriel, Chief Financial Officer

  Steven DeNure, President and Chief Operating Officer

  Peter Byrne, EVP, DHX Brands / Head of CPLG

Objectives of the Compensation Program

The Company's compensation program is designed to encourage behaviour and performance among the Company's key employees, including its NEOs, which the HRCC believes is in the best interests of the Company’s Shareholders. The Company’s goal is to keep compensation consistent with its strategic business and financial objectives and to ensure that its executive compensation is competitive within the industry and markets in which it operates, while enabling the Company to attract, motivate and retain executive personnel as the Company feels necessary to maximize return to its Shareholders. The incentive portion of the compensation program rewards positive annual performance to increase performance relative to prior years.

Elements of the Compensation Program

For fiscal 2016, the compensation of the Company’s executives was comprised primarily of base salary, short-term incentive plan composed of performance-based annual bonus awards, and long-term incentive plan composed of option-based awards. Each of these elements are discussed in more detail below. The NEOs are also entitled to participate in group benefits plans, such as health and dental insurance, which are available to all employees of the Company and which are comparable to those offered by the Company’s peers, and other generally available benefit plans described in more detail below.

Base Salary

The base salary component of the remuneration of the Company’s executives is a fixed source of compensation intended to attract and retain talent and provide predictable and steady income to executives.

Short-Term Incentive Plan

The Company’s short term incentive plan includes performance-based annual bonuses paid in cash. Performance-based bonuses are generally awarded to executives of the Company to reward executives for the achievement of predetermined performance criteria, including the financial and operational performance of the Company, individual performance measures, the performance of the business unit that the particular executive is responsible for (if applicable), and/or evaluations of personal job performance. In most cases bonuses are subject to limits prescribed by the executive’s employment agreement. Performance-based annual bonus awards are also subject to the discretion of the HRCC. The performance criteria for evaluating annual bonuses for each NEO is discussed in more detail below under “Determining Compensation” and “Employment Agreements”.

The Company’s short-term incentive plan strategy is described in more detail below under “Determining Compensation”.

Long-Term Incentive Plan

During fiscal 2016, the Company’s long term incentive plan was comprised of Option-based awards. Awards under the Company’s long-term incentive plan to its executives and senior employees provides the opportunity to receive equity-based compensation to drive longer-term performance. Both the HRCC and the Board believe such form of compensation is important for motivating employees to deliver strong longer-term performance, aligning the interest of such employees with Shareholders of the Company, as well as ensuring that the Company provides competitive overall rates of compensation. The Company's view is that, in appropriate circumstances, Option-based awards can be an integral part of a balanced compensation program. The Company has entered into employment agreements with each of the NEOs that generally provide for Option-based awards to be determined in the discretion of the HRCC and with the approval of the Board of the Company.

At the last meeting of Shareholders, on December 16, 2015, the Company’s Shareholders approved the performance share unit plan of the Company (the “PSU Plan”). The PSU Plan provides for grants of performance share units (“PSUs”) and restricted share units to key executives and employees of the Company, including the Company’s NEOs. The addition of the PSU Plan and awards made thereunder to the Company’s long term incentive compensation program is designed to, among other things, enhance Shareholder value and align the interests of DHX’s participating executives and its Shareholders. In fiscal 2016, the Company took steps to implement the PSU Plan, including formalizing granting practices, determining the appropriate weighting of this compensation element relative to other long term incentive compensation elements, and establishing appropriate performance criteria which would be used to determine grants and vesting of PSUs. The term of PSUs will be 2-3 years with an initial vesting determination based on pre-determined performance criteria following completion of the first year and cliff vesting following completion of the subsequent two years once such initial vesting determination has been made. Although the Company did not grant any awards of PSUs during fiscal 2016, it has implemented the PSU Plan for fiscal 2017. The PSU Plan is discussed in more detail below under “Equity Compensation Plan Information – Performance Share Unit Plan”.

The Company’s long-term incentive plan strategy is described in more detail below under “Determining Compensation”.

Other Compensation Elements

Outside of the primary compensation elements described above, the Company also maintains an Employee Share Purchase Plan which is generally available to employees of the Company (subject to certain qualifying requirements), including the Company’s NEOs, and which encourages employees to accumulate savings through the ownership of DHX’s Voting Shares. Additional details concerning the Employee Share Purchase Plan can be found under "Equity Compensation Plan Information – Employee Share Purchase Plan" below.

In fiscal 2015, the Company instituted a group registered retirement savings plan (the “RRSP Plan”) which is generally available to the Company’s full-time employees (subject to certain qualifying requirements), including the Company’s NEOs, and encourages employees to accumulate savings, providing for employer matching contributions of up to 5% of an employee’s salary.

Determining Compensation

Base Salary

Overall remuneration for the Company’s executives, including the base salary component, is determined having regard to individual measures, such as the executive's current responsibilities, their individual performance and years of experience. In establishing base salaries, the Company considers factors, such as current competitive market conditions and comparable compensation levels within the organization and outside the organization with reference to companies within DHX’s peer group. When reviewing base salaries, the HRCC considers equitable factors, such as desire to maintain a similar level of compensation for a particular executive group, their respective function, as well as length of service and salaries offered by other comparable companies.

Short-Term Incentive Plan

The Company's current short-term incentive plan for its senior executives, including the NEOs, is intended to supplement base salary and provide competitive rates of compensation as well as reward senior executives for the strong financial and operating performance of the Company and for individual meritorious performance taking into consideration their roles and responsibilities. The Company’s selection of performance criteria in respect of its short-term incentive plan is designed to support the annual targets and shorter-term strategic priorities of the Company in order to effectively incentivize and motivate employees with appropriate goals.

The short-term incentive component of the CEO’s compensation is determined by the HRCC based on a performance evaluation framework or scorecard implemented by the Company and approved by the HRCC for the applicable fiscal year. The CEO Scorecard for 2016 (the “2016 CEO Scorecard”) included a mix of financial and non-financial performance metrics with a target payout range of 48% to a maximum of 150% of base salary determined based on performance relative to the stated performance metrics. The categories of performance metrics are weighted 80% towards corporate performance and 20% towards individual performance. The corporate performance category is further broken down into three specific performance metrics, which, for fiscal 2016, included adjusted EBITDA growth of 12%, share price appreciation of 12%, and achieving the Company’s strategic priorities for the fiscal year. For fiscal 2016, the strategic priorities were: (1) deliver an additional 150 half-hours of new, high quality content; (2) execute on the successful relaunch of Teletubbies in the UK and US by organically increasing licensees and revenue attributable to the brand; and (3) establish a business plan for the Company’s launch in China, including strategic direction for entry and growth, plan for capital and strategic partnership opportunities. The corporate performance metrics are weighted among the 80% total at 40%, 20%, and 20%, respectively, with the financial metrics also specifically articulated and formalized in the CEO’s employment agreement. The individual performance category is broken down into specific performance metrics, including achieving predetermined annual business and leadership objectives, which are designed to support the execution of the strategic priorities of the Company and to reward the CEO for the exhibition and demonstration of leadership attributes. As noted above, the overall weighting of the individual performance category is 20% of the total.

For fiscal 2016, the corporate performance category of performance metrics in the 2016 CEO Scorecard described above was cascaded to the rest of the senior executives of the Company and employed as a standard performance evaluation framework to determine short-term incentive remuneration for such non-CEO senior executives of the Company, including the non-CEO NEOs. In determining such payouts, the HRCC also took into consideration the specific individual performance of each executive in his or her functions, including the financial performance of the business division that the executive is responsible for, if applicable, as well as any applicable contractual obligations, among other things. Based on a review of all such relevant factors, the HRCC of the Company makes a determination as to the appropriate remuneration for each of the executives based on a recommendation by the CEO. The Company intends to employ this standardized approach for determining short-term incentive payouts for non-CEO senior executives of the Company for future fiscal years.

Short-term incentive grants to the CEO and non-CEO senior executives of the Company are ultimately subject to the discretion of the HRCC and the Board, provided that contractual maximums are not exceeded. The Company believes this approach facilitates the ability to address potential risks associated with significant external challenges or opportunities that were not contemplated or reasonably expected in advance of setting performance metrics, among other considerations.

Long-Term Incentive Plan

As noted above, for fiscal 2016, the Company’s long-term incentive plan was comprised of Option-based awards under the Company’s Stock Option Plan. The amount of Option-based awards granted to executives in any given year, and any conditions imposed thereon, are designed to encourage the continued long term strategic planning on the part of the NEOs and other executives of the Company, to retain their services in subsequent years, and to relate long term compensation to long term Shareholder value.

Long-term incentive grants are awarded on an annual basis following the public disclosure of the Company’s financial results for the previous fiscal year and the expiry of the Company’s blackout period imposed under its Insider Trading Policy. The annual decision to grant Options under the Stock Option Plan, is tied to the particular meritorious performance of the employee in question and includes an evaluation and consideration of prior grants made. The HRCC and Board may also make special long-term incentive plan grants at other times during the year for hiring, retention or other special purposes. The CEO makes recommendations to the HRCC regarding the total remuneration and Option grants for each of the Company's executives, other than for himself. The HRCC then reviews and submits its recommendations to the Board for consideration. The Board is responsible for approving the grants based on recommendations of the HRCC.

For fiscal 2017, the Company’s long-term incentive plan will include grants comprised of a mix of stock options and PSUs, which will allow the Company to use different vesting criteria, eligibility and a mix of performance measures and time-based vesting for at-risk compensation for the Company’s employees.

Benchmarking

In order to effectively benchmark DHX’s executive compensation and support the Company’s compensation philosophy and practices, in fiscal 2015, the HRCC adopted a peer group of comparably-sized TSX publicly traded media companies. The HRCC is responsible for reviewing the Company’s benchmarking peer group to ensure that such peer group remains appropriate for purposes of benchmarking its executive compensation levels, policies and practices. In fiscal 2016, the HRCC determined that it would be appropriate to conduct a reevaluation of the Company’s peer group selected in fiscal 2015 and such review is currently in process.

The HRCC believes that the criteria behind the Company's compensation decisions are appropriate and effective to make overall compensation levels competitive in order to attract and retain quality employees, but not excessive or out of step with market realities or the Company’s compensation peer group.

Compensation Related Risks

In reviewing the compensation of the Company’s NEOs and other executives and exercising its discretion in making annual short-term and long-term incentive plan decisions based on performance, the HRCC considers the mix of incentives created by different components of compensation and the effect those incentives may have on decisions being made by management, including the risk that such decisions may not be in the best interests of DHX and its Shareholders.

The HRCC believes that a number of its compensation practices mitigate the risk of misaligned incentives for the NEOs and other executives of the Company, including:

  Base salaries are determined with reference to DHX's peer companies.

  In assessing performance for the purposes of annual short-term incentive awards, the HRCC refers to a variety of company-wide and individual performance measures to ensure that individual performance that is not reflected in the Company's overall performance is not excessively rewarded.

  Annual bonus awards are generally capped and are not excessive relative to base salaries.

  Compensation elements are typically subject to the discretion of the HRCC, allowing the HRCC to address compensation that does not otherwise reflect Company performance.

  Option-based awards typically vest 25% per year over four years from the date of grant with reasonable exercise periods, providing a long term incentive to maximize share performance, or otherwise based on the achievement of pre-determined objective performance measures.

  The Company has implemented PSU grants under its PSU Plan for fiscal 2017, which will impose different performance and vesting criteria for long-term incentive at-risk compensation and reduce the Company’s reliance on Options for long-term incentive compensation.

  The Company’s Insider Trading Policy includes a provision that restricts forms of hedging and, specifically sets out that purchases of securities of the Company should be for investment purposes only and not short-term speculation, including dealings in puts and calls, short sales and all buying or selling on the market with the intention of quickly re-selling or buying back at a profit. Short selling of securities of the Company is strictly prohibited.

  Concurrently with its listing of Variable Voting Shares on the NASDAQ (as defined below), the Company became subject to, among other laws, regulations and rules in the U.S., Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits the Company from making personal loans to officers and directors of the Company.

  Employee share ownership is encouraged through DHX's Employee Share Purchase Plan.

  If the Proposed Amendments to the Stock Option Plan are adopted, the Company will have a clawback policy applicable to its Option-based compensation.

The HRCC conducts annual reviews of the Company’s executive compensation policies and practices with the goal of, among other things, evaluating effectiveness. As a result of its review of DHX's executive compensation, the HRCC has concluded that there are no risks arising from its compensation programs which are reasonably likely to have a material adverse effect on DHX.

Performance Graph

The following graph compares the company’s cumulative total shareholder return (assuming a $100 investment on and reinvestment of dividends) (“TSR”) for its publicly traded shares on the TSX compared with that of the S&P/TSX composite index (the “S&P/TSX Index”).

Total Shareholder Return on $100 invested June 30, 2011 to June 30, 2016

As at June 30	2012 ($)	2013 ($)	2014 ($)	2015 ($)	2016 ($)
DHX Media Ltd.(2)	123.33	355.00	752.33	1,050.56	753.05
S&P/TSX Index	87.19	91.19	113.87	109.42	105.74

(1)	Past performance is not necessarily indicative of future results.
(2)

The information set forth in the charts above prior to October 9, 2014 is in respect of DHX’s common shares, which traded on the TSX under the symbol “DHX”. All information as of and following October 9, 2014 reflects a volume weighted average price of DHX’s Common Voting Shares and Variable Voting Shares on the TSX, which trade under the symbols “DHX.B” and “DHX.A”, respectively.

The above graph and table demonstrate an overall increase, with significantly improved performance of the Company’s publicly traded shares from fiscal 2012 through 2015, highlighting the value DHX has created for its shareholders over the last five years, notwithstanding the leveling off and decline mid-way through fiscal 2015 onwards. Over the period from June 30, 2011 to June 30, 2016, DHX delivered a TSR of approximately 753% compared to approximately 106% for the S&P/TSX Index over the same period. DHX’s shares outperformed the S&P/TSX Index by a factor of approximately 7 to 1 for such stated time period.

The strong performance in the Company’s shares and delivery of significant TSR in fiscal 2014 through 2015, which is illustrated in the performance graph above, generally corresponds with an increased total compensation of the Company’s NEOs year over year during the same period, in particular performance-based bonuses. Share performance was one of the metrics used to evaluate performance-based bonuses for certain executives for fiscal 2016 and accordingly the reduced performance of the Company’s shares in fiscal 2016 aligns with reduced or flat short-term incentive performance-based bonuses and other variable compensation components for most of the NEOs, excepting those which received Option-based awards in connection with a contractual renewal or other unique individual meritorious performance considerations or contractual obligations.

Summary Compensation Table

The following table sets forth information regarding compensation of the Company's NEOs:

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Share-Based Awards	Option- Based Awards(6)	Annual Incentive Plans(7)	All Other Compensation(8)	Total Compensation
Michael Donovan(1)	2016	$425,000	–	$289,000	$250,000	–	$964,000
Executive	2015	$425,000	–	–	$275,000	–	$700,000
Chairman	2014	$425,000	–	–	$150,000	–	$575,000
Dana Landry (2)	2016	$475,000	–	$289,000	$306,090	$12,575	$1,082,665
Chief Executive	2015	$462,500	–	$2,462,765	$427,500	$2,740	$3,355,505
Officer	2014	$325,000	–	–	$150,000	$30,000	$505,000
Keith Abriel(3)	2016	$270,000	–	$126,293	$125,000	$14,956	$554,456
Chief Financial Officer	2015	$247,500	–	$430,984	$164,700	$7,330	$850,514
Steven DeNure(4)	2016	$331,058	–	$1,945,000	$301,098	$12,575	$2,589,731
President and	2015	$325,000	–	–	$300,000	–	$625,000
Chief Operating Officer	2014	$325,000	–	$385,000	$150,000	–	$860,000
Peter Byrne(5)	2016	$340,000	–	$144,500	$542,211	$27,200	$1,053,911
EVP, DHX	2015	$371,299	–	$424,625	$436,133	$92,825	$1,324,881
Brands / Head of CPLG	2014	$348,740	–	–	–	–	$348,740

(1)

Michael Donovan resigned as CEO and was appointed Executive Chairman of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014, remaining at a total annual base salary of $425,000, which is now paid in GBP pursuant to the amendment to his employment agreement effective March 4, 2016.

(2)

Dana Landry resigned as CFO and was appointed CEO of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014 and entered into an employment agreement with the Company in respect of such role as of such date, which provides for a total annual base salary of $475,000. In connection with entering into the CEO employment agreement, Mr. Landry was granted 1,000,000 Options with a fair value of $2,462,765. The Option-based awards granted to Mr. Landry in fiscal 2016 vest over a period of 4 years. Pursuant to Mr. Landry's previous employment agreement dated September 1, 2009, the Company recorded $30,000 in fiscal 2014 as non-cash compensation expense related to share purchase financing loan forgiveness which is reflected under “All Other Compensation”. Such share purchase financing loan has been fully repaid.

(3)

Keith Abriel was appointed as CFO of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014 and entered into an employment agreement with the Company in respect of such role as of such date, which provides for a total annual base salary of $270,000. In connection with entering into the CFO employment agreement, Mr. Abriel was granted 175,000 Options with a fair value of $430,984.

(4)

During fiscal 2016, on December 17, 2015, Steven DeNure extended his employment agreement with the Company, pursuant to which his annual base salary was increased to $425,000 commencing effective as of the beginning of the term of the agreement on May 19, 2016. In connection with the extension of his employment and pursuant to his agreement, Mr. DeNure was granted 600,000 Options with a fair value of $1,656,000 on December 18, 2015. Mr. DeNure was also granted 100,000 Options with a fair value of $289,000 on October 1, 2015 pursuant to the annual long-term incentive plan Option granting practices of the Company.

(5)

Peter Byrne is paid his salary, bonus, and any other cash compensation in GBP. The conversion of Mr. Byrne's salary and other cash consideration paid over the course of the fiscal year from GBP to CAD was calculated using the applicable rate for the Company for the period (1.7). The conversion of Mr. Byrne’s bonus for the fiscal years 2014 through 2016 from GBP to CAD was calculated using the Bank of Canada noon exchange rate on the date of payment. For fiscal 2015, Mr. Byrne was paid an annual bonus in instalments on October 23, 2015 (2.0205) and November 13, 2015 (2.0274). On July 1, 2014, Mr. Byrne entered into an amendment to his employment agreement with the Company which provided for a signing bonus of $93,500 in cash, which was also paid in instalments on January 23, 2015 (1.8631) and March 27, 2015 (1.8717) as well as 100,000 Options with a fair value of $283,083. Mr. Byrne was paid his annual bonus for fiscal 2016 on October 25, 2016 (1.6216).

(6)

Options vest at various times and expire 7 years from the date of issuance. Value shown is based on the grant date fair value of the applicable awards determined by multiplying the number of options granted by their value established according to the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles ("GAAP") (See assumptions below);

	Year Ended June 30, 2014	Year Ended June 30, 2015	Year Ended June 30, 2016
Weighted Average Fair value per option granted during the applicable fiscal year	$1.47	$2.79	$2.75
Assumptions:
Weighted Average Risk-free interest rate	1.61%	1.39%	0.64%
Weighted Average Expected dividend yield	1.16%	0.66%	0.75%
Weighted Average Expected volatility	52%	44%	41%
Weighted Average Expected life	4 years	4 years	5 years

(7)

The amounts reflected in this column include the performance-based annual bonuses under the Company’s short-term incentive plan. For additional information concerning the determination of such compensation element, including applicable performance metrics for fiscal 2016, refer to “Determining Compensation – Short-Term Incentive Plan” above.

(8)

The amounts reflected in this column include all other compensation not reported in any other column of the table for each of the NEOs and, unless otherwise indicated, is comprised of Company contributions to the NEO’s account under the Company’s Employee Share Purchase Plan and RRSP Plan in Canada and Group Personal Pension Plan for Peter Byrne in the UK.

Incentive Plan Awards

The following table sets forth information regarding all Option-based awards outstanding as at June 30, 2016 for each NEO:

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in the Money Options(3)
Michael Donovan	100,000	$8.40	September 30, 2022	–
	62,500	$1.63	October 3, 2017	$310,625
	1,000,000	$7.13	August 5, 2019	–
Dana Landry(1)	100,000	$8.40	September 30, 2022	–
	175,000	$7.13	August 5, 2019	–
Keith Abriel	50,000	$8.40	September 30, 2022	–
	250,000	$4.07	November 20, 2018	$632,500
	100,000	$8.40	September 30, 2022	–
Steven DeNure(2)	600,000	$8.32	May 19, 2022	–
	50,000	$2.15	February 17, 2018	$222,500
	150,000	$8.27	October 1, 2019	–
Peter Byrne	50,000	$8.40	September 30, 2022	–

(1)	During fiscal 2016, on November 20, 2015, Dana Landry exercised 297,500 Options at an exercise price of $1.63 per Option.
(2)	During fiscal 2016, on November 20, 2015, Steven DeNure exercised 200,000 Options at an exercise price of $0.92 per Option.
(3)	Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX for June 30, 2016 which was $6.60.

The following table sets forth for each NEO the value vested or earned under incentive plans of the Company during the year ended June 30, 2016:

Incentive Plan Awards
Name	Option-Based Awards Value Vested During 2016(6)	Share-Based Awards – Value Vested During 2016	Non-Equity Incentive Plan Compensation – Value Earned During 2016
Michael Donovan(1)	–	–	$250,000

Incentive Plan Awards
Name	Option-Based Awards Value Vested During 2016(6)	Share-Based Awards – Value Vested During 2016	Non-Equity Incentive Plan Compensation – Value Earned During 2016
Dana Landry(2)	$1,714,625	–	$306,090
Keith Abriel(3)	$65,625	–	$125,000
Steven DeNure(4)	$706,875	–	$301,098
Peter Byrne(5)	$237,750	–	$542,211

(1)	Michael Donovan did not have any Options vest in fiscal 2016.
(2)

During fiscal 2016, Dana Landry had (a) 250,000 Options vest on August 6, 2015 with an exercise price of $7.13 per Option, (b) 137,500 Options vest on October 4, 2015 with an exercise price of 1.63 per Option, and (c) 62,500 Options vest on November 12, 2015 with an exercise price of $1.63 per Option. The vesting described in item (a) includes 125,000 Options vesting as a result of the achievement of contractually agreed performance metrics, which is described in more detail below under “Employment Agreements”. The vesting described in item (c) was an accelerated vesting approved by the Board of the Company in recognition of the Company greatly exceeding performance expectations.

(3)	During fiscal 2016, Keith Abriel had 43,750 Options vest on August 6, 2015 with an exercise price of $7.13 per Option.
(4)

During fiscal 2016, Steven DeNure had (a) 187,500 Options vest on November 12, 2015 with an exercise price of $4.07 and (b) 175,000 Options vest on May 19, 2016 with an exercise price of $8.32 per Option. The vesting described in item (a) was an accelerated vesting approved by the Board of the Company in recognition of the Company greatly exceeding performance expectations. The vesting described in item (b) was pursuant to the terms of Mr. DeNure’s renewed employment agreement, which is described in more detail below under “Employment Agreements”.

(5)

During fiscal 2016, Peter Byrne had (a) 12,500 Options vest on February 19, 2015 with an exercise price of $2.15 per Option, (b) 25,000 Options vest on November 12, 2015 with an exercise price of $2.15 per Option, and (c) 37,500 Options vest on October 2, 2015 with an exercise price of $8.27 per Option. The vesting described in item (b) was an accelerated vesting approved by the Board of the Company in recognition of the Company greatly exceeding performance expectations.

(6)

Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX as of the date of vesting or the next day on which the TSX was open for trading, as applicable, which are set forth below:

Date of Vesting	Volume-Weighted Average Price
February 19, 2015	$9.64
August 6, 2015	$8.63
October 2, 2015	$8.32
October 5, 2015	$8.55
November 12, 2015	$7.84
May 19, 2016	$6.67

Compensation of Directors

The Board determines the compensation for the Company’s directors on the recommendation of the Governance Committee, which, as part of its mandate, evaluates director compensation to ensure that it is competitive and aligns the interests of directors and Shareholders. DHX’s director compensation practices are intended to attract and retain experienced and effective directors to serve on the Board and align their interests with the interests of Shareholders.

The following table sets forth, for the fiscal year ended June 30, 2016, information concerning the compensation paid to the Company's directors other than directors who are also NEOs, which directors are not provided with additional compensation for their role as a member of the Board (other than the reimbursement of traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company):

Compensation of Directors
Director	Fees Earned	Option Based Awards(3)	Other Compensation	Total
Elizabeth Beale	$74,000	$114,155	–	$188,155
David C. Colville	$78,000	$114,155	–	$192,155
Sir Graham Day	$88,000	$114,155	–	$202,155
Deborah Drisdell(1)	$49,500	$218,000	–	$267,500
Michael Hirsh(2)	–	–	–	–
Geoffrey Machum	$87,000	$114,155	–	$201,155
Rob Sobey	$85,000	$114,155	–	$199,155
Catherine Tait	$62,000	$114,155	–	$176,155
Donald Wright	$166,000	$114,155	–	$280,155

(1)

Deborah Drisdell was appointed as a director of the Company during the Company’s fiscal year 2016, which appointment was effective as of December 16, 2015. Ms. Drisdell was granted 100,000 Options in connection with her appointment as a director of the Company on February 18, 2016 with fair value of $218,000.

(2)

Michael Hirsh resigned as a director of the Company effective as of December 16, 2015 during the Company’s fiscal year 2016. Mr. Hirsh was also an executive of the Company and therefore was not compensated separately as a director.

(3)	Refer to note 6 under “Summary Compensation Table” above for a description of the Company’s approach to determining fair value of Options.

During fiscal 2016, all non-executive directors were paid an annual stipend of $50,000 and attendance fees of $2,000 per meeting, whether attendance is in person or via teleconference, with the Lead Director receiving an annual stipend of $60,000 and attendance fees of $2,000 per meeting. Non-executive directors who act as chair of any of the Audit Committee, HRCC, and the Governance Committee were paid an additional stipend of $15,000 during such period. All members of committees of the board also receive an additional $2,000 per meeting for attendance. All directors are entitled to be reimbursed for their traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company.

In accordance with the Stock Option Plan, the HRCC may from time to time, at its discretion, recommend to the Board for approval the granting of Options to any of the non-executive directors on such terms and conditions as the HRCC determines to be in the best interests of the Company. All non-executive directors are entitled to receive from time to time such number of Options as the HRCC determines to be in the best interests of the Company having regard to the terms of the Stock Option Plan, the Company's capitalization and share price, the tax implications for the directors, corporate governance policies and considerations, including current governance and compensation “best practices” and such other factors as the HRCC deems relevant in its determination. Any Options granted to directors vest at 25% per year over four years in equal instalments. Executive directors are not entitled to receive any Options in their capacity as directors.

The following table sets forth information regarding all Option-based awards outstanding as at June 30, 2016 for each director of the Company other than the directors who are also NEOs:

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in the Money Options(4)
	100,000	$9.29	February 19, 2020	–
Elizabeth Beale	39,500	$8.40	September 30, 2022	–
	100,000	$8.27	October 1, 2019	–
David C. Colville	39,500	$8.40	September 30, 2022	–

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in the Money Options(4)
	37,500	$8.27	October 1, 2019	–
Sir Graham Day(1)	39,500	$8.40	September 30, 2022	–
Deborah Drisdell	100,000	$6.93	February 18, 2023	–
Michael Hirsh(2)	–	–	–	–
	100,000	$8.27	October 1, 2019	–
Geoffrey Machum	39,500	$8.40	September 30, 2022	–
	30,000	$1.81	November 21, 2017	$143,700
	75,000	$4.07	November 20, 2018	$189,750
	37,500	$8.27	October 1, 2019	–
Rob Sobey	39,500	$8.40	September 30, 2022	–
	100,000	$9.29	February 19, 2020	–
Catherine Tait	39,500	$8.40	September 30, 2022	–
	100,000	$4.07	November 20, 2018	$253,000
	37,500	$8.27	October 1, 2019	–
Donald Wright(3)	39,500	$8.40	September 30, 2022	–

(1)

During fiscal 2016, on November 23, 2015, Sir Graham Day exercised (i) 25,000 Options at an exercise price of $0.93 per Option, (ii) 45,000 Options at an exercise price of $1.81 per Option, and (iii) 100,000 Options at an exercise price of $4.07 per Option.

(2)

During fiscal 2016, Michael Hirsh, a former director and executive of the Company, exercised 250,000 Options at an exercise price of $1.81 per Option on November 25, 2015 prior to his resignation which was effective as of December 16, 2015.

(3)

During fiscal 2016, Don Wright exercised (i) 100,000 Options at an exercise price of $0.93 per Option on October 1, 2015 and (ii) 60,000 Options at an exercise price of $1.81 per Option on December 21, 2015.

(4)	Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX for June 30, 2016 which was $6.60.

The following table sets forth for each director of the Company the value vested or earned under incentive plans of the Company during the year ended June 30, 2016:

Incentive Plan Awards
Name	Option-Based Awards Value Vested During 2016(10)	Share-Based Awards – Value Vested During 2016(11)	Non-Equity Incentive Plan Compensation – Value Earned During 2016(12)
Elizabeth Beale(1)	–	–	–
David C. Colville(2)	$7,000	–	–
Sir Graham Day(3)	$466,275	–	–
Deborah Drisdell(4)	–	–	–
Michael Hirsh(5)	$753,750	–	–
Geoffrey Machum(6)	$7,000	–	–
Rob Sobey(7)	$466,275	–	–
Catherine Tait(8)	–	–	–
Donald Wright(9)	$466,275	–	–

(1)	During fiscal 2016, Elizabeth Beale had 25,000 Options vest on February 21, 2016 with an exercise price of $9.29 per Option.
(2)	During fiscal 2016, David Colville had 25,000 Options vest on October 3, 2015 with an exercise price of $8.27 per Option.
(3)

During fiscal 2016, Sir Graham Day had (a) 9,375 Options vest on October 3, 2015 with an exercise price of $8.27 per Option, (b) 30,000 Options vest on November 12, 2015 with an exercise price of $1.81 per Option, and (c) 75,000 Options vest on November 12, 2015 with an exercise price of $4.07 per Option. The vesting described in items (b) and (c) was an accelerated vesting approved by the Board of the Company in recognition of the Company greatly exceeding performance expectations.

(4)	Deborah Drisdell did not have any Options vest in fiscal 2016.

(5)

Michael Hirsh resigned as a director of the Company effective as of December 16, 2015 during the Company’s fiscal year 2016. Mr. Hirsh’s Option-based awards vested during fiscal 2016 were granted to him in his capacity as an executive of the Company.

(6)	During fiscal 2016, Geoffrey Machum had 25,000 Options vest on October 3, 2015 with an exercise price of $8.27 per Option.
(7)

During fiscal 2016, Rob Sobey had (a) 9,375 Options vest on October 3, 2015 with an exercise price of $8.27 per Option, (b) 30,000 Options vest on November 12, 2015 with an exercise price of $1.81 per Option, and (c) 75,000 Options vest on November 12, 2015 with an exercise price of $4.07 per Option. The vesting described in items (b) and (c) was an accelerated vesting approved by the Board of the Company in recognition of the Company greatly exceeding performance expectations.

(8)	During fiscal 2016, Catherine Tait had 25,000 Options vest on February 21, 2016 with an exercise price of $9.29 per Option.
(9)

During fiscal 2016, Donald Wright had (a) 9,375 Options vest on October 3, 2015 with an exercise price of $8.27 per Option, (b) 30,000 Options vest on November 12, 2015 with an exercise price of $1.81 per Option, and (c) 75,000 Options vest on November 12, 2015 with an exercise price of $4.07 per Option. The vesting described in items (b) and (c) was an accelerated vesting approved by the Board of the Company in recognition of the Company greatly exceeding performance expectations.

(10)

Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX as of the date of vesting or the next day on which the TSX was open for trading, as applicable, which are set forth below:

Date of Vesting	Volume-Weighted Average Price
October 5, 2015	$8.55
November 12, 2015	$7.84
February 22, 2016	$6.78

(11)	Directors do not participate in any share-based incentive plans.
(12)	Directors do not participate in any non-equity incentive plans.

Share Ownership Requirements/Guidelines

Although the Company does not maintain a policy concerning share ownership by its directors or officers (other than with respect to ownership of the PVV Shares by the CEO) or link its compensation decisions to share ownership levels, the Company believes that the current shareholdings of the directors and officers of the Company, in the aggregate, is at an appropriate level. However, the Company is in the process of evaluating whether it would be appropriate to adopt share ownership guidelines for its directors.

Employment Agreements

DHX has entered into employment agreements with each NEO of the Company. A summary of the key compensation-related terms of the employment agreements for the NEOs is set forth below.

Michael Donovan was appointed as Executive Chairman of the Company during fiscal 2015 on July 31, 2014 and entered into a new employment agreement with the Company on December 9, 2014, which provides for an annual base salary of $425,000, along with a discretionary bonus in the event DHX achieves certain budgeted targets and performance metrics, including adjusted EBITDA and share price appreciation aligned with the CEO’s performance metrics (described in more detail under “Determining Compensation – Short-Term Incentive Plan” above), capped at 150% of base salary. Under Mr. Donovan’s employment agreement, the target bonus is $200,000 based on achieving the applicable performance criteria with the opportunity for over-performance and over-target bonus, subject to the maximum described above. The term of Mr. Donovan’s new agreement is two years with automatic renewal for an additional term of two years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. Mr. Donovan’s agreement was amended on March 4, 2016, pursuant to which his base salary would be paid in GBP. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Mr. Donovan’s employment agreement.

Dana Landry was appointed CEO of the Company during fiscal 2015 on July 31, 2014. As of such date Mr. Landry entered into a new employment agreement with the Company which provides for an annual base salary of $475,000, along with a discretionary bonus in the event DHX achieves certain budgeted targets and performance metrics, including adjusted EBITDA and share price appreciation (described in more detail under “Determining Compensation” above), capped at 150% of base salary. Under Mr. Landry’s employment agreement, the target bonus is $285,000 based on achieving the applicable performance criteria with the opportunity for over-performance and over-target bonus, subject to the maximum described above. In fiscal 2015 and in connection with his new appointment and accompanying employment agreement, Mr. Landry was also granted 1,000,000 Options, 500,000 of which are subject to the Company’s customary vesting provisions (25% per year)

and the remaining 500,000 are subject to accelerated vesting in the amount of 125,000 per year of his agreement in the event that DHX and Mr. Landry achieve the applicable performance targets (described in more detail under “Determining Compensation – Short-Term Incentive Plan” above) and subject to the discretion of the HRCC. The term of Mr. Landry's employment agreement is four years with automatic renewal for an additional term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Mr. Landry’s employment agreement.

Keith Abriel was appointed CFO of the Company during fiscal 2015 on July 31, 2014. Mr. Abriel's employment agreement provides for an annual base salary of $270,000 and a discretionary bonus in the event that DHX achieves its target annual adjusted EBITDA, from time to time, capped at 100% of base salary. Under Mr. Abriel’s employment agreement, the target bonus is $67,500 based on achieving the applicable performance criteria with the opportunity for over-performance and over-target bonus, subject to the maximum described above. Pursuant to his employment agreement and appointment as CFO in fiscal 2015, DHX granted Mr. Abriel 175,000 Options, subject to the Company’s customary vesting provisions (25% per year). Mr. Abriel's agreement is for a term of four years and automatically renews for a term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Mr. Abriel’s employment agreement.

Steven DeNure renewed his employment agreement as President and COO of the Company during fiscal 2016 effective as of May 19, 2016 for a term of three years. The agreement provides for an annual base salary of $425,000 for the initial two years of the term and $255,000 for the third year of the term. The third year of the term is considered a transition year during which Mr. DeNure will be required to work a reduced schedule in connection with succession of the President and COO position. Under Mr. DeNure’s employment agreement, he is eligible to receive a discretionary bonus in the event DHX achieves its target annual adjusted EBITDA, from time to time. The target bonus is $250,000 based on achieving the applicable performance criteria with the opportunity for over-performance and over-target bonus, subject to a maximum of 100% of base salary plus the target bonus. During the transition year, Mr. DeNure’s bonus is pro-rated at a rate of 60% with a maximum of 100% of base salary during such transition year. In connection with the renewal of his employment agreement, Mr. DeNure was also granted 600,000 Options, 300,000 of which are subject to the Company’s customary vesting provisions (25% per year) and the remaining 300,000 are subject to accelerated vesting in the amount of 100,000 per year of his agreement in the event that DHX and Mr. DeNure achieve the performance targets applicable to Mr. DeNure’s bonus determination, with 100,000 vesting on selection of a successor to Mr. DeNure by the HRCC, all subject to the discretion of the HRCC. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Mr. DeNure’s employment agreement.

Peter Byrne’s employment agreement provides for a base salary of GBP 200,000 and a bonus determined based on adjusted EBITDA performance targets for the divisions of the Company Mr. Byrne is responsible for (DHX Brands and CPLG). The employment agreement provides for three different levels of bonus determined by the board of his employer and calculable based on a percentage of Mr. Byrne's base salary (50%, 75% and 100%), corresponding to adjusted EBITDA targets specified in his employment agreement for each bonus level. Mr. Byrne's agreement commenced on February 1, 2013 and was amended on July 1, 2014. Mr. Byrne’s employment agreement is for an indefinite term and may be terminated by either party with six months' prior written notice. See “Termination and Change of Control Benefits” below for a summary of applicable terms in Mr. Byrne’s employment agreement.

All NEO employment agreements additionally include the following terms in substantially similar form: (i) intellectual property developed by the executive in the course of employment remains the exclusive property of the Company; (ii) non-solicitation of employees of the Company during the term of employment and for a six month period following termination; (iii) non-competition with the employer during the term of employment and for six months following termination; and (iv) non-disclosure of confidential information of the Company. The Company is in the process of transitioning each of its senior executive employment agreements to an indefinite term as their respective agreements approach expiry/renewal.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables, and benefits to which each NEO would be entitled under their present employment agreement and applicable plans, assuming resignation, termination for cause, termination without cause, and termination without cause or resignation due to a material reduction or change in job responsibilities (or in the case of Peter Byrne, termination by the employee for fundamental breach of the employment agreement by the employer) within six months following a change of control (i.e. double trigger), assuming the triggering event took place on June 30, 2016.

Name	Departure Scenario(2)	Cash Severance	Short-Term Incentive	Stock Options(3)	Total
Michael Donovan	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	$637,500	$250,000	–	$887,500
	Change of Control	$637,500	$250,000	–	$887,500
Dana Landry	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	$712,500	$591,090	–	$1,303,590
	Change of Control	$712,500	$591.090	$310,625(3)	$1,614,215
Keith Abriel	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	$405,000	$125,000	–	$530,000
	Change of Control	$405,000	$125,000	–	$530,000
Steven DeNure	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	$637,500	$601,647	–	$1,239,147
	Change of Control	$637,500	$601,647	–	$1,239,147
Peter Byrne(1)	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	$172,250	–	–	$172,250
	Change of Control	$344,500	–	–	$344,500

(1)

As noted under Note 5 to the Summary Compensation Table above, Peter Byrne is paid in GBP. The conversion of Mr. Byrne's cash severance from GBP to CAD on termination without cause and change of control was calculated using the Bank of Canada noon exchange rate on the assumed date of payment (June 30, 2016) which was 1.7225.

(2)	Please see the tables below for a description of the entitlements of each NEO under applicable departure scenarios.
(3)

The closing share price on the TSX of DHX’s Common Voting Shares (DHX.B) on June 30, 2016 was $6.60. As of June 30, 2016, Mr. Landry held in-the-money Options totaling 62,500 with an exercise price of $1.63 per Option.

The following is a summary of the terms and entitlements with respect to the applicable departure scenarios afforded to each NEO under his employment agreement or applicable compensation plans as of June 30, 2016.

Michael Donovan
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $212,500 (6 months base salary), unless the executive’s 6 month non-competition agreement is waived
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $637,500 (18 months base salary) along with any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $425,000 (12 months base salary) along with any accrued bonus to the date of termination

Michael Donovan
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment if the Stock Option Plan Resolution is passed
	-	Executive is entitled to $637,500 (18 months base salary) along with any accrued bonus to the date of termination

Dana Landry
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $237,500 (6 months base salary), unless the executive’s 6 month non-competition agreement is waived
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $712,500 (18 months base salary) along with target bonus of $285,000 and any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ notice, then the executive is entitled to $475,000 (12 months base salary) and target bonus of $285,000 along with any accrued bonus to the date of termination
Change of Control	-	All unvested Options immediately accelerate, provided that the Change of Control is accompanied by a qualifying termination of employment
	-	Executive is entitled to $712,500 (18 months base salary) along with target bonus of $285,000 and any accrued bonus to the date of termination

Keith Abriel
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $135,000 (6 months base salary), unless the executive’s 6 month non-competition agreement is waived
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $405,000 (18 months base salary) along any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $270,000 (12 months base salary) along with any accrued bonus to the date of termination

Keith Abriel
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment if the Stock Option Plan Resolution is passed
	-	Executive is entitled to $405,000 (18 months base salary) along with any accrued bonus to the date of termination

Steven DeNure
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately, except that, if resignation occurs at the end of the term with 6 months’ prior notice then all unvested Options vest on the date of resignation
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $212,500 (6 months base salary) plus accrued bonus to the end of the term
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately, except that, if termination occurs at the end of the term with 6 months’ prior notice then all unvested Options vest on the date of termination
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $637,500 (18 months base salary) and the average bonus paid over the previous two fiscal years, along with any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $425,000 (12 months base salary) and the average bonus paid over the previous two fiscal years along with any accrued bonus to the date of termination
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment if the Stock Option Plan Resolution is passed
	-	Executive is entitled to $637,500 (18 months base salary) and the average bonus paid over the previous two fiscal years, along with any accrued bonus to the date of termination

Peter Byrne
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	Following resignation, the executive will be entitled to 6 months base salary, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	Following termination, the executive will be entitled to 6 months base salary, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement
	-	No further benefits are due to the executive

Peter Byrne
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	On termination without cause (immediate effect), the executive is entitled to GBP 100,000 (6 months base salary)
	-	Following termination, the executive will be entitled to 6 months base salary, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement
	-	If termination arises as a result of death, redundancy, or injury, ill-health or disability, the executive will be entitled to a pro-rated bonus for months worked during the applicable year
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment if the Stock Option Plan Resolution is passed
	-	Executive is entitled to GBP 200,000 (12 months base salary), conditional upon the executive complying with his obligations under the employment agreement relating to confidentiality, employer ownership of intellectual property, non-competition, non-solicitation, and non-disparagement provisions, and all other obligations on termination of the employment agreement

Advisory Vote on Executive Compensation

The Company has determined that it would not be appropriate to adopt a ‘say on pay’ advisory vote resolution on its executive compensation at this time and it is presently not required to do so. This determination was made taking into consideration that the Company is presently in the process of advancing its executive compensation program in a number of ways, including its implementation of PSUs under its long-term incentive plan, amending its Stock Option Plan to adopt certain “best-practice” compensation governance policies, and implementing a more standardized approach to determining compensation of its executives, among other things. The Company intends to re-evaluate whether it would be appropriate to adopt a ‘say on pay’ advisory vote once it has completed such initiatives.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out the number of securities authorized for issuance under DHX's equity compensation plans approved by securityholders as of June 30, 2016. DHX does not have any equity compensation plans that have not been approved by its securityholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options(1)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders
Stock Option Plan
Common Voting Shares	6,227,625	$6.80
Variable Voting Shares	909,500	$7.85	3,890,267(2)
PSU Plan
Common Voting Shares	–	–
Variable Voting Shares	–	–	3,890,267(3)
Employee Share Purchase Plan(4)
Common Voting Shares	–	–	343,460
Variable Voting Shares	–	–	–
Total	7,137,125	$6.93	4,233,727

(1)	As of the date of this Circular, there are 8,339,525 Options outstanding with a weighted average exercise price of $6.96 and weighted average remaining contractual life of 4.13 years.
(2)

The maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, which may be allocated among the security based compensation arrangements of the Company by the HRCC.

(3)

The maximum number of Voting Shares reserved for issuance under the PSU Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, which may be allocated among the security based compensation arrangements of the Company by the HRCC.

(4)

As of June 30, 2016, the Company had a total of 343,460 Voting Shares reserved for issuance under its Employee Share Purchase Plan which the Company may allocate among Common Voting Shares and Variable Voting Shares. A substantial majority of participants in the Employee Share Purchase Plan are Canadian and receive Common Voting Shares.

Stock Option Plan

In 2006, Shareholders approved the adoption of the Stock Option Plan. In 2009, the TSX and the Company's Shareholders approved a resolution, to increase the number of DHX shares reserved for issuance under the Stock Option Plan to 9% of the total number of shares of the Company issued and outstanding from time to time and certain additional amendments to the Stock Option Plan. On September 30, 2014 the Company’s Shareholders approved, ratified and confirmed the unallocated options under the Stock Option Plan. Effective as of October 6, 2014, as a result of the approval of the reorganization of the Company’s share capital structure, the shares subject to the Stock Option Plan and all options outstanding under the Stock Option Plan were automatically adjusted to be Common Voting Shares or Variable Voting Shares, as applicable, replacing the cancelled Common Shares.

In connection with the Company’s listing of its Variable Voting Shares on the NASDAQ Global Select Market (the “NASDAQ”), effective as of September 23, 2015, the Stock Option Plan was amended and restated in order to make certain housekeeping and clerical changes and to ensure compliance with applicable U.S. laws, regulations, and policies. On September 30, 2015, the Company registered a total of 750,000 Variable Voting Shares under the United States Securities Act of 1933, as amended, pursuant to a registration statement on Form S-8 for issuance to U.S. participants under the Stock Option Plan. Additionally, effective November 12, 2015, the Company’s Board reduced the maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, to be allocated among the security based compensation arrangements of the Company by the HRCC. Such amendments to the Company’s Stock Option Plan were completed without Shareholder approval in accordance with the terms of the Stock Option Plan, which provides that the Board may amend the Stock Option Plan without the approval of Shareholders, including amendments that (i) are housekeeping or clerical changes, (ii) clarify any provision in the plan, or (iii) ensure compliance with applicable, laws, regulations or policies of any governmental authority or stock exchange, in all cases subject to (A) any regulatory or stock exchange approval requirements and (B) certain other types of amendments set out in the Stock Option Plan which specifically require Shareholder approval (all as described in more detail below).

The following description of the Stock Option Plan incorporates the amendments proposed to the Stock Option Plan including those already approved by the Board (but not yet enacted) and those amendments which Shareholders are being asked to approve at the Meeting (together, the “Proposed Amendments”) set out above under “Business of the Meeting – Stock Option Plan”.

Under the Stock Option Plan, options to purchase Voting Shares ("Options") may be granted to full-time employees, consultants or directors of DHX, its subsidiaries and their respective successors and assigns. However, following the enactment of the Proposed Amendments, participation of non-employee directors of the Company will be limited such that no non-employee director shall be granted in any single year Options with a fair value greater than $100,000. The exercise price of any Option to be granted under the Stock Option Plan is determined by the Board, but shall not be less than the closing price of the Voting Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Voting Shares on the applicable trading day.

The maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, to be allocated among the security based compensation arrangements of the Company by the HRCC. As a result, should DHX issue additional Voting Shares in the future, the number of Voting Shares issuable under this Stock Option Plan will increase accordingly. The Stock Option Plan of DHX is considered an "evergreen" plan, since the Voting Shares covered by Options which have been exercised shall be available for subsequent grants. As of the date of this

Circular, there are presently Options to purchase 8,339,525 Voting Shares outstanding under the Stock Option Plan representing 6.23% of DHX's issued and outstanding Voting Shares.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of DHX. Moreover, the number of securities issued to insiders of DHX within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of DHX.

Under the Stock Option Plan, each Option will vest over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, no more than 25% of the Voting Shares subject to the Option will be exercisable during each twelve month period from the date of the grant.

Each Option, unless terminated pursuant to the Stock Option Plan, will expire on a date to be designated by DHX at the time of the grant of the Option, however, such date can be no later than the date that is seven years after the date on which the Option was granted, except that if a holder of an Option (an "Optionholder") cannot exercise an Option because the Option expires during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Optionholder, the Option may be exercised up to 10 business days after that Blackout Period ends. "Blackout Period" means the period during which the relevant Optionholder of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

If an Optionholder resigns, ceases to be an employee of DHX or ceases to be engaged by DHX, vested Options held by such holder may be exercised prior to the earlier of the 90th day following such occurrence and the expiry of the period during which the Options are otherwise exercisable. If an Optionholder is discharged or terminated as an employee or officer of DHX for cause or ceases to be engaged by DHX as a consultant for cause or breach of duty, or if a director is removed as a director of DHX by action of the Board of the Company or the Shareholders, each and every Option granted to such Optionholder shall immediately cease and terminate and be of no further force or effect whatsoever as to Voting Shares in respect of such Options, regardless of whether or not such Options had vested with respect to such Voting Shares.

If the Proposed Amendments are adopted, the Stock Option Plan would include a clawback or recoupment provision which provides that, in the event there is a restatement of any financial statements of the Company due to a material error or material noncompliance with any financial reporting requirements under any applicable laws, regulations or rules, and (i) a current or former executive officer or senior employee of the Company receives Options which were either granted, earned or vest based on the achievement of financial results in the restated financial statements and (ii) the number of Options granted, earned or vested would have been lower had the restated financial statements been properly reported, then, the Company may require a forfeiture or repayment of excess Options, shares or amounts earned in connection therewith

In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any vested Option held by such Optionholder at the time of his or her death will expire and terminate on the earlier of (i) the 180th day following the date of death, unless DHX receives a notice from the legal representatives of the deceased stating that they wish to exercise the Option in respect of up to the number of Voting Shares that the deceased could have exercised at the date of his or her death, in which case the Option as it relates to such Voting Shares will not expire and DHX will issue to the estate of the deceased that number of Voting Shares as were specified in the notice of exercise, and (ii) the expiry of the period during which the Option is exercisable, or such later date within one year following the date of death of the Optionholder as DHX may in its discretion designate. In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any unvested or expired Option may, with the prior written consent of DHX, be exercised by the deceased's legal representatives with respect to up to that number of Options as DHX may designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the Optionholder, provided that any such exercise is made by the deceased Optionholder's legal representatives pursuant to a written notice given by them to DHX on or prior to the earlier of the 60th day following the giving of such notice by DHX and the expiry of the period during which the Option is exercisable.

The following types of amendments to the Stock Option Plan presently require the approval of Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Voting Shares issuable under the Stock Option Plan; (iii) any change in the exercise price and term of Options held by insiders under the Stock Option Plan; and (iv) any amendment to the Stock Option Plan which requires the approval of Shareholders under any applicable securities laws or requirements (including without limitation the TSX rules and policies). If the Proposed Amendments are enacted, the Stock Option Plan would also specifically require approval of Shareholders for the following amendments: (a) any amendment to the provision which imposes a limit of $100,000 fair value grant per year on non-employee director participation in the Stock Option Plan; (b) any amendment that would extend the term of any outstanding Option beyond its original expiry date; (c) any material increase in benefits to participants, including any material change to: (A) permit a repricing (or decrease in exercise price) of outstanding Options (other than certain equitable an adjustments, subject to compliance with certain U.S. laws), (B) reduce the price at which Shares or Options to purchase Shares may be offered (other than certain equitable an adjustments, subject to compliance with certain U.S. laws), or (C) extend the duration of the Stock Option Plan; (d) any material expansion of the class of participants eligible to participate in the Stock Option Plan; (e) any expansion in the types of options or awards provided under the Stock Option Plan; and (f) any amendment that would permit a participant to assign or otherwise transfer an Option granted under the Stock Option Plan, other than for estate planning purposes.

Amendments to the Stock Option Plan that are not subject to Shareholder approval may be implemented by DHX without Shareholder approval, subject to any approval required by the rules of any stock exchange on which the Voting Shares are listed and any other requirements of applicable law. Such amendments include, without limitation, housekeeping changes, clarifications, ensuring compliance with applicable law and amending the Stock Option Plan or Options under the Stock Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider (as defined in the Stock Option Plan)), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider (as defined in the Stock Option Plan)) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant's employment or cessation of the participant's directorship. The Stock Option Plan prohibits repricing Options notwithstanding the amendment provisions summarized above.

Presently, DHX may, in its sole discretion and subject to compliance with applicable securities laws, make loans or provide guarantees for loans by financial institutions to assist participants to purchase Voting Shares upon the exercise of the Options so granted and if such a loan is made by DHX, it shall be secured by the shares purchased with the proceeds of such loans. However, following enactment of the Proposed Amendments, such form of financial assistance will no longer be provided for or permitted under the Plan.

In the event of a corporate transaction (including a change of control of the Company) Options terminate immediately prior to the effective date of such corporate transaction. The Board may accelerate the vesting of any Option in the event of a corporate transaction, except that, if the Proposed Amendments are enacted, (i) accelerated vesting of Options shall only occur in the event of a corporate transaction if the participant’s employment with the Company is terminated without cause or the participant resigns because of a material reduction or material change in job responsibilities and (ii) with respect to any performance-based Options, vesting shall be dependent on achievement of the applicable performance criteria as of the date of such corporate transaction and/or be prorated to the date of such corporate transaction, as applicable.

The interest of any Optionholder under the Stock Option Plan or in any Option is not transferable. In the event of, among other things, an amalgamation, arrangement or take-over bid affecting DHX, the Board will make an equitable adjustment to any Options then outstanding and in the exercise price in respect of such Options.

Performance Share Unit Plan

On December 16, 2015, at the last annual meeting, Shareholders approved the PSU Plan, which provides for the grant of PSUs and/or restricted share units (“RSUs”, and collectively with the PSUs, “Share Units”) to certain key executives and employees of the Company, as determined by the HRCC. The PSU Plan was designed to enhance shareholder value by:

(a)	focusing participants on, and reward participants for, achieving specific long-term financial goals and performance objectives;
(b)	promoting a greater alignment of interests between the Participants and Shareholders of the Company; and
(c)	assisting the Company in attracting, retaining and rewarding key executives and employees.

Eligibility under the PSU Plan is also extended to eligible executives and employees of the Company’s subsidiaries and affiliates, as set out more particularly in the terms of the PSU Plan.

A PSU is a performance-based notional share unit entitling the holder to a conditional right to payment where the value of each PSU vested and paid out is linked to the value of a Common Voting Share or Variable Voting Share, depending on the holder’s status as Canadian or a non-Canadian under the Direction. A RSU is a PSU for which there is no performance-based vesting condition.

The number of Share Units granted to a participant under the Plans will be based on the amount of the grant, as determined by the HRCC, divided by the volume weighted average trading price of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, for the 5 trading days prior to the effective date of the grant (the “Market

Value”). Any dividends declared by the Company prior to settlement of the Share Units will result in the grant of an additional number of Share Units to the participant which is equal to the amount of the dividend multiplied by the number of Share Units held by such participant as of the record date of the dividend (which shall include any previous dividends declared by the Company with respect to such Share Units), and dividing the product of such amount by the Market Value of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, as of the record date of the dividend.

Vesting of the Share Units is subject to the discretion of the HRCC. Vesting of PSUs will typically depend on such financial, personal, operational or transaction-based performance criteria as determined by the HRCC at the time of granting an award of PSUs. Settlement of the PSUs shall generally occur within 90 days following vesting of the PSUs. Vesting of RSUs will typically depend on the continuous service of the participant for a period of time as determined by the HRCC, after which settlement shall occur. The vesting date for any Share Unit shall be determined by the HRCC at the time of grant, and shall not exceed three fiscal years from the date of grant.

Upon vesting, the Share Units held by participants may be settled in cash, by delivery of Common Voting Shares or Variable Voting Shares, as applicable, issued from treasury of the Company, by the delivery of Common Voting Shares or Variable Voting Shares, as applicable, purchased on the secondary market by a trustee appointed by the Company, or by a combination thereof, at the discretion of the HRCC. Settlement of vested Share Units by cash shall be made by payment by the Company to the participant of an aggregate amount equal to the Market Value of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, on the settlement date multiplied by the number of Share Units being settled.

If upon a change of control, as defined in the PSU Plan, there is no longer a public market for the Voting Shares to determine Market Value, or in the opinion of the HRCC, performance measures are no longer appropriate or practically measurable, then the HRCC will determine and fix the settlement amount as it deems appropriate. In the event of any take-over bid, merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, business combination or similar transaction, that is not a change of control, in which the Company is not the surviving or continuing corporation, unless the surviving or continuing corporation assumes the Share Units, all unvested Share Units shall vest based on applicable performance measures achieved from the start of the term of such Share Units to a new vesting date determined by the HRCC. Any resulting vested Share Units shall be then be settled on the revised vesting date in accordance with the procedures described above.

Under the PSU Plan, unless otherwise determined by the HRCC, if the employment of a participant is terminated for cause or terminated as a result of the participant’s resignation before all of the Share Units granted to such participant have become vested and have settled, such Share Units which have not vested and been settled by the date of such participant’s termination will be forfeited immediately.

If the employment of a participant is terminated by the Company without cause, or where termination is the result of death of the participant, a proportion of the Share Units granted to the participant which have not vested shall vest on an accelerated basis by applying performance measures for which the applicable measurement period has been completed based on actual performance for such period, and, for performance measures for which the applicable measurement period has not been completed, by assuming the Company performs according to budget for such period and prorating the resulting vesting based on the number of days in the applicable measurement period that were worked or deemed worked prior to the termination compared to the total number of days in the applicable measurement period. Similarly, in the event that a participant ceases to actively render services to the Company as a result of leave on account of a disability in respect of which the participant commences receiving, or is eligible to receive, benefits under the Company’s long-term disability plan, or as a result of the retirement of the participant and the participant was employed by the Company for 10 years or less, a proportion of the Share Units granted to the participant which have not vested and settled shall vest on an accelerated basis by applying performance measures for which the applicable measurement period has been completed based on actual performance for such period, and, for performance measures for which the applicable measurement period has not been completed, by applying the actual performance of the Company for such period and prorating the resulting vesting based on the number of days in the applicable measurement period that were worked or deemed worked prior to the termination compared to the total number of days in the applicable measurement period. If the retiring participant was employed by the Company for more than 10 years, vesting shall continue on the original schedule. In each case, if a retiring participant accepts employment with a competitor of the Company prior to settlement of the Share Units, the termination of employment shall be treated as a resignation rather than a retirement.

Participants are not permitted to assign or transfer Share Units or any other benefits granted to the participant under the PSU Plan other than by operation of law, with the exception of the receipt of any benefits which are payable under the terms of the PSU Plan upon the death of such participant by such participant’s designated beneficiary.

The HRCC and/ or the Board has the discretion to make amendments to the PSU Plan which it may deem necessary from time to time, without having to obtain Shareholder approval (except to the extent that such amendment would constitute a material amendment to the PSU Plan under the rules of the NASDAQ). Such amendments include, without limitation:

(a)	reduction of the number of Voting Shares issuable under the Plan;
(b)	increase or decrease the maximum number of Shares any single participant is entitled to receive under the PSU Plan;
(c)	any amendment pertaining to the vesting provisions of Share Units under the PSU Plan;
(d)	any amendment to the terms of the PSU Plan relating to the effect of termination, cessation or death of a participant on the right to exercise vested Share Units;
(e)	amend the settlement process for a vested Share Unit;
(f)	add and/or amend any form of financial assistance provision to the PSU Plan;
(g)	amend the eligibility requirements for participants in the PSU Plan, except to the extent such amendment permits non-employee directors of the Company to be participants under the PSU Plan;
(h)

allocate and reallocate among the PSU Plan and the Company’s other securities based compensation arrangements the maximum number of Shares issuable to participants pursuant to each securities based compensation arrangement;

(i)	any amendment as may be necessary or desirable to bring the PSU Plan into compliance with applicable laws;
(j)

any amendment to add covenants of the Company for the protection of participants, provided that the HRCC and/or the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interest of the participants;

(k)

any amendment not inconsistent with the PSU Plan as may be necessary or desirable with respect to matters or questions, which in the good faith opinion of the HRCC and/or the Board, having in mind the best interests of the participants, it may be expedient to make, provided that the HRCC and/or the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the participants; and

(l)

any such changes or corrections which, in the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the HRCC and/or the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interest of the participants.

The PSU Plan provides that no amendment to the PSU Plan or grants made pursuant to the PSU Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the PSU Plan, except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable laws. The PSU Plan also provides that no amendments may be made without approval of Shareholders where such an amendment is proscribed by applicable law, including, without limitation the rules of the TSX and the NASDAQ (or other stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at such time), without approval of Shareholders. The following types of amendments to the provisions of the PSU Plan are also specifically prohibited without approval of Shareholders: (i) increase of the maximum number of shares issuable under the PSU Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such shares; (ii) amendments that would permit non-employee directors of the Company to be participants under the PSU Plan; and (iii) any amendments to the provisions of the PSU Plan dealing with amendment.

The PSU Plan provides that the maximum number of Voting Shares that may be issued to participants under all securities based compensation arrangements of the Company shall not exceed 8.5% of the total number of issued and outstanding Voting Shares, to be allocated among the securities based compensation arrangements by the HRCC from time to time. On December 17, 2015, the Company registered a total of 500,000 Variable Voting Shares under the United States Securities Act of 1933, as amended, pursuant to a registration statement on Form S-8 for issuance to U.S. participants in the PSU Plan.

Insiders of the Company are eligible to participate in the PSU Plan, however the PSU Plan limits insider participation such that the number of Shares of the Company issued under all securities based compensation arrangements of the Company within a one-year period and the number of Shares of the Company issuable at any time to insiders of the Company under all securities based compensation arrangements of the Company does not exceed 10% of the issued and outstanding Shares of the Company. The PSU Plan does not provide for a maximum number of shares which may be issued to an individual participant pursuant to the PSU Plan other than the insider participation limit.

The PSU Plan contains additional restrictions on awards granted to participants who are citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) intended to ensure that the PSU Plan will comply with Section 409A of the United States Internal Revenue Code of 1986, as amended from time to time, which primarily relate to the time for settlement of PSUs following a termination of employment, and generally require that PSUs be settled within 90 days unless the participant is a “specified employee” within the meaning of Section 409A, in which case settlement must be deferred until six months after the termination of employment.

Employee Share Purchase Plan

In 2007, Shareholders approved the adoption of the employee share purchase plan (the "ESPP"). In connection with the Company’s listing of its Variable Voting Shares on the NASDAQ and opening the ESPP to non-Canadian employees of the Company, effective as of September 23, 2015, the ESPP was amended and restated in order to make certain housekeeping and clerical changes and to ensure compliance with applicable U.S. laws, regulations, and policies. Such amendments to the ESPP were completed without Shareholder approval in accordance with the terms of the ESPP, which provides that the Board may amend the ESPP without the approval of Shareholders, including amendments that (i) are housekeeping or clerical changes, (ii) clarify any provision in the plan, or (iii) ensure compliance with applicable, laws, regulations, or policies of any governmental authority or stock exchange, in all cases subject to (A) any regulatory or stock exchange approval requirements and (B) certain other types of amendments set out in the ESPP which specifically require Shareholder approval, including amendments to the amending provisions, any increase in the maximum number of shares issuable under the plan, and any change in the manner of determining the purchase price of shares under the plan.

The Company initially reserved an aggregate of 450,000 shares for issuance under the ESPP. As of June 30, 2016, there were 343,460 Voting Shares in aggregate remaining reserved for issuance with under the ESPP. On September 30, 2015, the Company registered a total of 50,000 Variable Voting Shares under the United States Securities Act of 1933, as amended, pursuant to a registration statement on Form S-8 for issuance to U.S. participants in the ESPP.

Any designated person regularly employed by DHX or any of its subsidiaries is eligible to become a member of the ESPP upon the later of November 6, 2007 or the completion of one year of continuous service as an employee of DHX. The administrator of the plan is Computershare or such other person appointed by DHX to purchase, hold and distribute the Voting Shares in accordance with the terms and provisions of the ESPP.

Pursuant to the ESPP, members participating in the plan may make contributions, by payroll deduction only, at a rate of between 1% and 10% of their salary. DHX then remits the payroll deductions to the administrator who purchases Voting Shares from the treasury of DHX at a purchase price equal to the 10 day volume weighted average price of the Voting Shares traded on the TSX less 15%. Therefore, the purchase price of the Voting Shares pursuant to the ESPP could be below the market price (as defined in the TSX Company Manual) of the Voting Shares. The purchased Voting Shares are credited to an account maintained for the member by DHX.

If a member of the ESPP terminates employment with DHX, retires from employment at DHX or otherwise elects to withdraw from participation in the ESPP, the member will have the choice to receive (i) the number of whole Voting Shares credited to his or her account, or (ii) the cash equivalent of the value of the whole Voting Shares credited to his or her account, less any brokerage fees as determined by the administrator of the ESPP. A member of the ESPP may elect, from time to time, to sell all or part of the Voting Shares credited to the member's account in accordance with DHX's Insider Trading Policy by completing and filing with DHX a seven day prior notice on a form prescribed by DHX.

The ESPP may be terminated at any time by the Board, in which event each member of the ESPP shall receive, as soon as practicable following the effective date of termination of the ESPP, the number of whole Voting Shares in his or her account and a cash payment for any fractional Voting Shares held in his or her account.

In the event that the Voting Shares are subdivided, consolidated, converted or reclassified by DHX, or any action of a similar nature affecting the Voting Shares is taken by DHX, the Voting Shares held by the administrator of the ESPP for the benefit of the ESPP members shall be appropriately adjusted.

In the event a subsidiary company ceases being a subsidiary, each employee of such subsidiary shall cease being a member of the ESPP and will receive the number of whole shares in his or her account and a cheque for fractional shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Company consider good corporate governance to be central to the effective operation of the Company and the enhancement of the interests of its Shareholders. Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of the Company has adopted a mandate, the full text of which is attached hereto as Appendix “C” (the “Board Mandate”). Pursuant to the Board Mandate, the members of the Board have the duty to supervise the management of the business and affairs of the Company and are responsible for providing direction to senior management through the CEO, to pursue the best interests of the Company. The Board Mandate sets out the duties and responsibilities of the Board, including in matters of independence, strategic planning, risk management, human resources management, corporate governance, financial information and reporting, corporate communications and disclosure, and the establishment of committees of the Board.

The Board of the Company is responsible for establishing independence standards for its member directors in accordance with all binding requirements of the TSX and the rules of NASDAQ on which the Company’s Voting Shares are listed, as well as all other applicable laws, rules, and regulations, including applicable securities laws, rules, and regulations. At least annually, the Board affirmatively determines the independence of each director in accordance with such standards.

The Board has determined that the independent directors of the Company proposed in this Circular are Elizabeth Beale, David Colville, Deborah Drisdell, Geoffrey Machum, Robert Sobey, and Donald Wright. Michael Donovan, Executive Chairman, and Dana Landry, CEO, are not independent directors of the Company by virtue of their current positions as executive officers of the Company, as applicable. Catherine Tait is also not an independent director of the Company by reason of her provision of consulting services to the Company in connection with the Company’s acquisition of DHX Television. Accordingly, if the directors proposed in this Circular are appointed at the Meeting, 6 out of 9 of the Company’s directors, representing a two-thirds majority of the Board, would be considered independent, including the Lead Director, Donald Wright.

To facilitate full and frank discussion, any independent director may at any time request an in camera portion of a meeting of the Board, at which non-independent directors and members of management of the Company are not in attendance. Additionally, pursuant to the Board Mandate, at least twice per year, the Board holds meetings at which management of the Company and other non-independent directors are not present. The Board may also refer certain issues and matters that arise from time to time to a special committee comprised entirely of independent directors for their consideration.

The Company’s By-Laws provide that quorum for the transaction of business at any meeting of the Board shall consist of a majority of the minimum number of directors required by the Company’s Articles, which minimum is three directors, or such greater number as the Board may determine from time to time. The Board has determined that the Company requires a majority of directors present at any meeting and endeavours to encourage attendance and, to the extent possible, schedule meetings well in advance so that all directors are able to attend either in person or via telephone. The ByLaws further provide that the Board shall not transact business at any meeting, other than filling a vacancy in the Board, unless at least 25 per cent of the directors present are resident Canadians, or if the Company has fewer than four directors at least one director present is a resident Canadian, except where a resident Canadian approves in writing the business transacted and had that director been in attendance the required number of resident Canadian directors would have been satisfied. In the case of an equality of votes at a meeting of the Board, the Chair shall not be entitled to a second or casting vote.

The following table summarizes the directors of the Company who are also directors of a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction:

Director	Company
Empire Company Limited
Robert Sobey	Norvista Capital
GMP Capital Inc.
Richard’s Packaging Income Fund
Donald Wright	Mettrum Ltd.

During the Company’s fiscal 2016, the Board and its committees held the following number of meetings:

Meetings of the Board of Directors and Committees
Number of Meetings
Board of Directors	5
Audit Committee	4
Human Resources and Compensation Committee	5
Production Finance Committee	1
Corporate Governance and Nominations Committee	5
Special Committee	4

The attendance of the directors for fiscal 2016 at such meetings was as follows:

Attendance
Directors	Board	Audit Committee	HRCC	Governance Committee	Special Committee	Production Financing Committee
Elizabeth Beale(1)	5 of 5	4 of 4	–	1 of 1	4 of 4	–
David Colville	5 of 5	4 of 4	5 of 5	–	–	–
Sir Graham Day	5 of 5	4 of 4	5 of 5	5 of 5	–	–
Michael Donovan	5 of 5	–	–	–	–	1 of 1
Deborah Drisdell(2)	3 of 3	–	–	–	–	–
Michael Hirsh(3)	2 of 2	–	–	–	–	–
Dana Landry	5 of 5	–	–	–	–	–
Geoffrey Machum	5 of 5	–	–	5 of 5	–	–
Robert Sobey	5 of 5	–	5 of 5	–	–	–
Catherine Tait	5 of 5	–	–	–	–	1 of 1
Donald Wright	5 of 5	4 of 4	5 of 5	5 of 5	4 of 4	–

(1)

Elizabeth Beale was appointed as a member of the Governance Committee on February 10, 2016 and accordingly was not eligible to attend any meetings of the Governance Committee during the Company’s fiscal 2016 for the period from July 1, 2015 to February 9, 2016. During such period, 4 meetings of the Governance Committee were held.

(2)

Deborah Drisdell was appointed as a director of DHX on December 16, 2015 and accordingly was not eligible to attend any meetings of the Board during the Company’s fiscal 2016 for the period of July 1, 2015 to December 15, 2015. During such period, 2 meetings of the Board were held. Ms. Drisdell was appointed as a member of the HRCC and Production Financing Committee on May 11, 2016 and accordingly was not eligible to attend any meetings of either such committees during the Company’s fiscal 2016 for the period from July 1, 2015 to May 11, 2016. During such period, 5 meetings of the HRCC were held and 1 meeting of the Production Financing Committee were held.

(3)	Michael Hirsh resigned as a director of the Company on December 16, 2015. Following his resignation, during the Company’s fiscal 2016, 3 meetings of the Board were held.

Committees of the Board of Directors

The Board of the Company has established the following standing committees:

  Audit Committee

  Human Resources and Compensation Committee

  Corporate Governance and Nominations Committee

  Production Financing Committee

Each of the foregoing committees has adopted a written charter establishing its role and responsibilities except for the Production Financing Committee. Each of the foregoing committees reviews and reassesses the adequacy of the applicable written charter on an annual basis.

Audit Committee

The audit committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and the integrity of the Company’s financial reporting process. These responsibilities include, among others, reviewing annual and quarterly financial statements and related Management Discussion and Analysis, monitoring and overseeing the accounting and financial reporting processes of the Company, monitoring and overseeing the Company’s internal controls, including internal controls over financial reporting, reviewing and overseeing the audits of the Company’s financial statements, engaging the independent external auditor of the Company and approving independent audit fees and considering the recommendations of the independent external auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting, and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist the committee in performing its functions. The Company’s audit committee is chaired by Donald Wright, vice-chaired by Elizabeth Beale, and currently additionally composed of David Colville and Sir Graham Day, each of whom is an unrelated independent director. A copy of the audit committee charter is attached to this Annual Information Form as Schedule “A”. Each of the members of the audit committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. Each of the members of the audit committee is “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the applicable NASDAQ rules. The Chair of the audit committee is an “audit committee financial expert” under applicable U.S. securities laws. For a description of the relevant education and experience of the Audit Committee members, see “Matters to be Acted Upon at the Meeting – Election of Directors”. The full text of the Audit Committee Charter is available in the Company’s Annual Information Form and under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Human Resources and Compensation Committee

The HRCC ensures that the Company has high caliber executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The HRCC reviews and makes recommendations to the Board regarding the compensation and other benefits to be paid to the Chief Executive Officer. In addition, the HRCC reviews and makes recommendations to the Board, in consultation with Chief Executive Officer, regarding the compensation and other benefits to be paid to the other executive officers of the Company. The HRCC also oversees and administers the Company’s executive compensation and benefits plans as well as talent management and succession planning at the senior levels. The HRCC is responsible for reviewing and recommending to the Board the terms of compensation of directors. The HRCC is chaired by Robert Sobey and currently additionally composed of David Colville, Sir Graham Day, Deborah Drisdell, and Donald Wright. Each of the members of the HRCC is “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The HRCC is discussed further under “Statement of Executive Compensation – Human Resources and Compensation Committee” above. The Human Resources and Compensation Committee Charter is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Corporate Governance and Nominations Committee

The Governance Committee assists the Board in identifying candidates for the Board and in developing effective corporate governance principles for the Company. The Governance Committee is responsible for (i) the oversight of corporate governance practices; (ii) the general management of Board and committee activities including reviewing the Board and committee mandates, scheduling meetings, ensuring effective communication, recommending procedures to permit the Board to function independently from management and reviewing and approving the Company’s response to any applicable rules or regulations of applicable securities regulators and stock exchanges; (iii) evaluating Board, committee and individual director effectiveness; (iv) the recruitment and education of directors; and (v) succession planning for the CEO. The Governance Committee is also responsible for establishing a code of business conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. The Governance Committee is presently chaired by Geoffrey Machum and is currently additionally composed of Sir Graham Day and Donald A. Wright. Each of the members of the Governance Committee is “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The Governance Committee is additionally described in this section above under “Nomination of Directors”. The Corporate

Governance and Nominations Committee Charter is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Production Financing Committee

The production and financing committee consists of Michael Donovan, Deborah Drisdell, and Catherine Tait and has the authority to approve, execute and authorize all film and television production financing, which it may delegate from time to time.

Position Descriptions

The Board has developed written position descriptions for the positions of CEO, Chair and Lead Director. The Lead Director position was formed to formalize a leadership role among the Company’s independent directors and to ensure that there is a process available to address comments or issues which any director may have in relation to independence and overall functioning of the Board and its Committees. The Lead Director meets with the CEO and Executive Chairman on an annual basis and chairs all meetings of the independent members of the Board, among other responsibilities, including the evaluation of Board members.

The Board has developed written position descriptions for the chairs of its committees. The Board and the Company are of the view that the individuals appointed to occupy such chair positions have significant experience from acting in similar or other capacities on the boards of other companies. The Company facilitates access to independent advisors for guidance where necessary in the opinion of the Chair of the Board or any of its committees.

Orientation and Continuing Education

During fiscal 2016, the Company adopted a formal orientation and continuing education program for its board of directors, the purpose of which is to ensure that members of the Board understand the Company, the industries and regulatory environment in which it operates and the key risks and opportunities facing the Company, as well as the role of the Board, its committees and directors. The Company believes that this knowledge is critical for Board members in their role as stewards of the Company and is therefore committed to providing comprehensive and effective orientation and continuing education for its directors.

Pursuant to the Mandate for the Board and the Corporate Governance and Nominations Committee Charter, the Board, with the assistance and guidance of the Governance Committee, is responsible for ensuring that all new directors receive comprehensive orientation regarding their responsibilities as a director and the nature of the business operations of the Company and providing continuing education opportunities for the members of the Board.

New members of the Board are offered an orientation program commensurate with their experience in the film and television production, distribution, broadcasting, and merchandising and licensing businesses and the regulatory environments in which the Company operates. Each new member meets with the Chair of the Board (in such capacity), and the chairs of each of the Board committees to discuss the role of the Board and its committees and members and is also provided with the opportunity to meet with certain key Company personnel, including the Executive Chair (in such capacity), Chief Executive Officer, Chief Financial Officer, Corporate Secretary, and Chief Operating Officer. In addition, each new member of the Board is provided with an introductory package, including the plans, policies and corporate governance documents of the Company, along with certain additional documents pertinent to the member’s role as a director, including corporate documents of the Company and recent public filings of the Company. The Company also makes all public filings of the Company during the preceding 24 months available to any new Board member on request. Each new member will also be given the opportunity, upon request, to retain independent legal counsel, at the Company’s expense, to advise him or her with respect to issues raised by his or her membership in the Board.

The Board, with the assistance and guidance of the Governance Committee, is responsible for providing continuing education opportunities for its members in order to enhance their knowledge and skills and ensure that their understanding of the business and operations of the Company and the industries and regulatory environment in which it operates is current. As part of the continuing education program, management of the Company delivers quarterly presentations to the Board concerning the main areas of the business of the Company and industries in which it operates, including covering key opportunities and risks facing the Company, such as strategic, operational, competitive, and regulatory matters, and reviewing the overall current performance of the Company and the marketplace in which it operates. The Board may also from time to time arrange for third party consultant presentations on topics pertinent to the Company or otherwise appropriate in connection with the promotion of the continuing education of its directors. Additionally, the Board encourages, and the Company reimburses, its members to pursue education sessions that are directly related to the business of the Company and the performance of their responsibilities and duties as a director of the Company.

Nomination of Directors

The Governance Committee assists the Board in fulfilling its responsibilities by overseeing the Company’s corporate governance policies and making recommendations aimed at enhancing the effectiveness of the Board. The Governance Committee identifies, evaluates, and recommends to the Board suitable candidates for election. Potential candidates are evaluated based on their individual skills, areas of expertise, professional backgrounds, and independence, taking into consideration diversity of the Board and targeted committees or areas in need of expertise or replacement, with the goal of selecting candidates whom are best able to meaningfully and effectively contribute to the strategic direction of the Company. Each director may also suggest candidates from time to time. The Board of the Company ultimately determines who will be nominated for election to the Board.

Assessments

Pursuant to the Board Mandate, on an annual basis, the Board evaluates and reviews the performance of the Board, as a whole, each of the committees of the Board, and each of its members. Additionally, the Governance Committee conducts annual evaluations of the effectiveness of the Board, its committees, and each of the directors and, as appropriate, makes recommendations to the Board concerning such evaluations. The process employed by the Board for evaluating effectiveness, includes discussions between the Lead Director and each Board member and by way of survey.

Board Renewal

The Board does not have, nor does it presently intend to introduce, director term limits. The Board is of the view that such a policy could result in unavoidable premature loss of valued directors negatively impacting continuity and experience on the Board and that the current mechanisms in place for Board renewal will continue to be in the best interests of the Company’s Shareholders through the provision of appropriate and effective renewal of Board membership.

To ensure adequate Board renewal, the Governance Committee is responsible for conducting annual evaluations of the Board, its committees, and each of the directors. Such assessments evaluate the performance of individual directors and effectiveness of the Board, as a whole, and each of its committees. Assessments include a skills matrix to ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Company. Assessments also consider whether there are women on the Board and its committees. The Governance Committee conducts an annual confidential survey of each director regarding his or her views on the effectiveness of the Board, its committees and the Chair. The results of the director, Board, and committee assessments and a summary of the confidential survey are reported to the Board and the Lead Director, together with recommendations from the Governance Committee for improving the composition of the Board. The Board has demonstrated the effectiveness of its approach as 6 new directors, or 67% of the proposed number of directors for the Board at the Meeting, have been proposed to the Shareholders for election since the beginning of 2014, 4 of which are independent.

Diversity on the Board

The Company believes that increasing the diversity of the Board will enrich its decision-making by bringing a variety of perspectives to discussions. Although, the Company has not adopted a written policy relating to the identification and nomination of women directors, it is actively considering future Board members with diversity in mind. The Board currently has three women directors, representing 30% of the total number of directors presently on the Board and approximately 38% of the non-executive directors on the Board. The list of director nominees for the Meeting includes three women out of a total of nine director nominees, representing 33% of the total number of directors proposed for election to the Board and approximately 43% of non-executive directors. The list of director nominees for the Meeting includes six independent directors of a total of nine nominees, representing 67% of the Board.

In identifying suitable candidates for nomination to the Board, the Governance Committee will consider candidates on merit using objective criteria and with due regard for the benefits of diversity on the Board. In an effort to promote the specific objective of increasing the representation of women on the Board, the Board has resolved, on a quarterly standing basis, to provide updates on progress towards increasing diversity within the Company, including the Board.

The Company has presently set the target for women directors on the Board at 50% of non-executive directors within the next four years and intends to pursue this goal by replacing current male directors, as they retire, with female nominees.

Diversity in Executive Officer Appointments

DHX is committed to diversity and inclusion at all levels of the organization. Although at this time none of the Company’s executive officers are women, the Company currently has 39 women at the senior management and management levels representing 46% of its management-level employees. Specific targets or quotas have not been set at the executive officer level due to the small size of this group. However, the Company is taking concrete steps to continue to increase the representation of women at the management and executive level within the Company. These steps include, proactively identifying talented individuals for leadership training and encouraging them to apply for more senior roles as they become available, identifying top talent and implementing development plans for high-potential women, which includes matching women that aspire to management positions with established executive mentors.

In order to support the Company’s commitment to diversity, it has established, with the approval of the HRCC, a diversity plan which outlines specific steps in order to ensure that the Company realizes on its commitment. The plan includes action items such as a review of the Company’s policies, processes and programs to ensure that no unintended biases exist and that such policies, processes and programs proactively take diversity into consideration as well as engaging in external activities that demonstrate its commitment.

Compensation

Refer to “Statement of Executive Compensation” above for particulars regarding the Company’s director and officer compensation policies and practices.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board is committed to ensuring that its members and the officers and employees of the Company act fairly and with honesty and integrity in all aspects of their business conduct with the Company. The Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) which applies to all directors, officers and employees of the Company and sets the standards of business conduct for the Company, including basic conduct obligations, raising concerns, policies against retaliation, conflicts of interest, confidentiality, competition and fair dealing, disclosure and reporting controls, accuracy of records, among other standards of conduct. The Code of Conduct is provided to each director, officer and employee of the Company prior to the commencement of their position with the Company. Each director, officer, and employee of the Company is required to acknowledge that they have reviewed and understand the Code of Conduct. The Code of Conduct is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

At least annually, the Board, with the assistance of the Governance Committee, reviews reports provided by management concerning compliance with, or material deficiencies of, the Code of Conduct. Additionally, the Governance Committee conducts an annual review of the Code of Conduct and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations. The Company and the Board believe that the Company’s internal controls are effective in detecting and preventing non-compliance with the Code of Conduct and other misconduct. However, the Company also relies on reporting by Company personnel to further safeguard against misconduct.

Whistleblower Program

The Company has implemented a Whistleblower Program designed to document the procedures the Company will employ in addressing reports of suspected fraudulent, wrongful, or improper conduct of Company personnel. Any employee of the Company that reports any such activity in good faith will be protected from adverse action and retaliation and any employee who is found to have violated such policy may be disciplined in accordance with the Whistleblower Program. The Whistleblower Program is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

The Code of Conduct and Whistleblower Program set forth clear procedures for reporting, investigating, and, if applicable, remedying suspected or substantiated violations which are addressed by the Company in accordance with such policies. The Audit Committee regularly evaluates any reports, compliance concerns, or other issues relating to or arising from the Whistleblower program. The Governance Committee conducts an annual review of the Whistleblower Program and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations.

Disclosure and Insider Trading Policies

The Board has adopted a Disclosure Policy to ensure the full, fair, accurate, timely, and understandable dissemination of information in accordance with applicable legal, regulatory and stock exchange requirements as well as an Insider Trading Policy, each of which further support a culture of ethical business conduct within the Company. The Disclosure Policy and Insider Trading Policy are available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

INSURANCE COVERAGE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's directors and officers are covered under a Directors & Officers Liability Insurance policy, which provides for an aggregate coverage amount of $100,000,000 per occurrence and $100,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company has reimbursement coverage to the extent that the Company or a subsidiary has indemnified a director or officer in excess of a retention amount of $50,000 for claims in Canada and $500,000 for claims in the United States. The annual premium paid in respect of the Directors & Officers Liability Insurance policy for the Company’s fiscal 2016 was $500,323.

The By-Laws of the Company also provide for indemnification of the directors and officers of the Company against liability and costs for any action against them in the execution of their duties of office, subject to certain conditions and limitations.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to the Company or its subsidiaries from any of the Company’s officers, directors, employees or former executive officers, directors and employees, including in respect of indebtedness to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or undertaking provided by DHX or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, person or company that beneficially owns, or controls or directs, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares, or associate or affiliate of any of the foregoing persons or companies, has or had a material interest, direct or indirect, in any transaction occurring on or since July 1, 2015, or in any proposed transaction that has materially affected or will materially affect the Company.

EXEMPTION FROM TAKE-OVER BID AND EARLY WARNING REPORTING REQUIREMENTS

On September 14, 2015, DHX received an exemption to treat its Common Voting Shares and Variable Voting Shares as a single class for the purposes of applicable take-over bid and related early warning reporting requirements under Canadian securities laws. DHX’s dual class share capital structure was implemented solely to ensure compliance with the Canadian ownership rules under the Broadcasting Act which DHX became subject to upon acquiring DHX Television.

Pursuant to an application by DHX, the securities regulatory authorities in each of the provinces of Canada granted exemptive relief (the “Decision”) from (i) applicable take-over bid requirements, such that those requirements would only apply to an offer to acquire 20 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX on a combined basis and (ii) applicable early warning reporting requirements, such that those requirements would only apply to an acquirer who acquires or holds beneficial ownership of, or control or direction over, 10 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX on a combined basis (or 5 per cent in the case of acquisitions during a take-over bid). Without the exemptive relief, shareholders were subject to these requirements based on the number of Voting Shares outstanding solely of the class held by the shareholder a number that can vary without notice due to automatic conversions, and which is in some respects not indicative of the shareholder’s real ownership level. A copy of the Decision is available on SEDAR at www.sedar.com.

The Decision takes into account the fact that the Common Voting Shares and Variable Voting Shares have identical terms except for the foreign ownership voting limitations applicable to the Variable Voting Shares. The Decision also takes into account the automatic conversion feature of DHX’s dual class share structure, whereby, although an investor may acquire either class of Voting Shares, the class of shares ultimately held by an investor is a function of the investor’s Canadian or non-

Canadian status. As a result, the number of Voting Shares outstanding in each class varies while the aggregate number of Voting Shares of both classes remains unchanged, giving shareholders little certainty as to the number of Voting Shares outstanding in each class at any given time. The Decision also acknowledges that there may be from time to time a significantly smaller public float and a significantly smaller trading volume of Variable Voting Shares (compared to the public float and trading volume of Common Voting Shares). Together, these considerations make it more difficult for investors, particularly non-Canadian investors to acquire Shares of DHX in the ordinary course without the apprehension of inadvertently triggering the takeover bid rules and early warning requirements (considering the application of such rules to the acquisition of shares of a class) and could potentially restrict the interest of non-Canadian investors in DHX’s Shares for reasons unrelated to their investment objectives.

NORMAL COURSE ISSUER BID

DHX believes that, from time to time, the Company’s Voting Shares may trade in price ranges which do not adequately reflect their value and in such circumstances acquiring Voting Shares represents a desirable use of the Company’s available funds.

On September 29, 2015, the Company filed a notice of intention to make a normal course issuer bid (the “NCIB”) with the TSX and NASDAQ to purchase for cancellation up to 8,207,887 Voting Shares, representing 10 per cent of the public float of the Company as of September 25, 2015, at the market price as of the time of purchase, with daily purchases limited to 84,544 Voting Shares per day (other than pursuant to applicable block purchase exceptions). To facilitate purchases under the NCIB, on January 13, 2016, the Company entered into an automatic share purchase plan with Canaccord Genuity Corp. Under the NCIB, the Company purchased and cancelled an aggregate of 659,000 Common Voting Shares for a gross amount of approximately $5.04 million. The NCIB expired on October 4, 2016.

ADDITIONAL INFORMATION

Unless otherwise stated, information contained herein is given as of the date hereof. A copy of this Circular has been sent to each director of the Company, to the applicable regulatory authorities, to each Shareholder entitled to notice of the Meeting, and to the auditors of the Company. Additional information regarding DHX may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar. Shareholders may contact DHX at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, or by telephone at (902) 423-0260 to obtain copies of DHX’s Annual Information Form, comparative consolidated financial statements, and management discussion a& analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company’s comparative consolidated financial statements and management discussion & analysis for its most recently completed financial year.

APPROVAL OF THE DIRECTORS

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the board of directors of the Company.

DATED as of the 18th day of November, 2016.

By order of the board of directors of DHX Media Ltd.

(signed)	“Mark Gosine”
EVP, Legal Affairs, General Counsel & Corporate Secretary

APPENDIX “A”

Stock Option Plan Resolution

WHEREAS:

A. in 2006, the Board of Directors of DHX Media Ltd. (the “Company”) adopted a Stock Option Plan (the "Stock Option Plan"), which was subsequently amended in 2009 so that the Stock Option Plan does not have a fixed maximum number of shares issuable, which amendment was approved by the holders of common shares of the Company by a majority of votes cast on February 13, 2009;

B. the Stock Option Plan was further amended and restated by approval of the Board of Directors of the Company on September 23, 2015 and November 12, 2015 in connection with its listing of shares on the NASDAQ Global Select Market and to make certain housekeeping and clerical changes;

C. the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

D. the unallocated options under the Stock Option Plan were last approved by shareholders of the Company on September 30, 2014;

E. at its meeting on November 9, 2016, subject to shareholder approval, the Board of Directors approved all unallocated options under the Stock Option Plan, as amended and restated from time to time; and

F. in order to better align with current corporate governance “best practices”, the Company proposes to make certain amendments to the amending provisions of the Stock Option Plan, as set out in further detail in the attached Circular (the “Proposed Amendments”).

BE IT RESOLVED THAT:

1. all unallocated options under the Stock Option Plan be and are hereby approved;

2. the Company have the ability to continue granting options under the Stock Option Plan, as amended and restated from time to time, until December 15, 2019, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;

3. the Proposed Amendments to the Stock Option Plan are hereby approved and authorized; and

4. any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.

APPENDIX “B”

Amended and Restated Stock Option Plan

(See attached)

DHX MEDIA LTD.

AMENDED AND RESTATED STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

1.1 This Stock Option Plan has been established by the Company to provide long-term incentives to attract, motivate and retain certain key employees, directors and officers of, and consultants providing services to, the Company.

2.	DEFINITIONS

2.1	In this Plan, the following terms have the following meanings:

“Associate” has the meaning ascribed to that term in the Securities Act (Nova Scotia);

“Board” means the board of directors of the Company;

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of Nova Scotia;

“Canadian” has the meaning set forth in the Broadcasting Act (Canada) or as specified in any regulation or direction made thereunder, as the same may be amended, supplemented or replaced, from time to time, including, without limitation, the Direction to the CRTC (Ineligibility of Non-Canadians) (SOR/97-192) made under the Broadcasting Act, a copy of which is attached to this Plan as Exhibit “A”;

“Company” means DHX Media Ltd., its subsidiaries and their respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or any person or the Committee that has been designated for that purpose by the Company;

“Committee” means a committee, if any, created by the Board to administer the Plan pursuant to the provisions contained herein;

“Consultant” means a person providing on-going services to the Company excluding, for greater certainty, a director of the Company;

“Corporate Transaction” means a merger, amalgamation or plan of arrangement involving the Company, acquisition or take-over bid of the Company, or similar transaction, in each case resulting in a Change of Control (as defined below), or sale of all or substantially all of the assets of the Company. A “Change of Control” shall occur in the event of either (A) an acquisition of voting securities of the Company to which are attached in excess of 50% of the votes attaching to all outstanding voting securities of the Company or (B) if the Company is not the surviving corporation following completion of a Corporate Transaction, a transaction whereby the shareholders of the Company immediately before the transaction hold less than 50% of the shares of the surviving corporate entity or purchaser;

“Date of Grant” of an Option means the date the Option is granted to a Participant under the Plan; “Designated Number” has the meaning ascribed to it in Subsection 3.2(a) hereof; “Designated Percentage” has the meaning ascribed to it in Subsection 3.2(c) hereof; “Earliest Exercise Date” has the meaning ascribed to it in Subsection 3.2(d) hereof;

“Effective Date” means the 22 day of March 2006, when this Plan was originally approved by the Board;

“Eligible Person” has the meaning ascribed to it in Section 3.1 hereof;

“Exercise Notice” has the meaning ascribed to it in Subsection 3.5(a) hereof;

“Exercise Notice Deadline” means the earlier of (i) 5:00 p.m. (Halifax time) on the date which is the 180th day following the date of the death of the Participant and (ii) the Expiry Time;

“Expiry Time” means, in relation to an Option, 5:00 p.m. (Halifax time) on the Latest Exercise Date;

“Insider” means:

(i)

an insider as defined in the Securities Act (Nova Scotia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(ii)	an Associate of any person who is an insider by virtue of (i), above;

“Latest Exercise Date” has the meaning ascribed to it in Subsection 3.2(e) hereof;

“Market Price” on any date means, in respect of the Shares, the closing price of the Shares on the trading day immediately preceding such date on the quotation system or stock exchange on which the greatest volume of trading of Shares has occurred on that trading day;

“Option” means a right granted under the Plan to a Participant to purchase Shares in accordance with the Plan;

“Option Price” has the meaning ascribed to it in Subsection 3.2(b) hereof;

“Option Year” in respect of an Option means the year commencing on the Earliest Exercise Date of the Option or on any anniversary of such date, and ending prior to or on the Latest Exercise Date;

“Participant” means an Eligible Person who has agreed to participate in the Plan on such terms as the Company may specify at the time he or she is designated as an Eligible Person;

“Plan” means this Stock Option Plan, as amended and restated from time to time;

“Shares” means Common Voting Shares and Variable Voting Shares of DHX Media Ltd., and include any shares of the Company into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

“Share Compensation Arrangement” means the Plan, an employee stock purchase plan or any other compensation or incentive plan involving the issuance or potential issuance of Shares to Participants, including a purchase of Shares from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

“Unexercisable Shares” has the meaning ascribed to it in Subsection 3.5(b) hereof; “US Optionee” has the meaning ascribed to it in Section 9.1 hereof; “U.S. Securities Act” means the United States Securities Act of 1933, as amended; and “Vesting Date” has the meaning ascribed to it in Subsection 3.2(c) hereof.

2.2 In this Plan, unless the context requires otherwise, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.	GRANT OF OPTIONS AND TERMS

3.1 The Company may, from time to time, designate any persons, including one or more directors of the Company, bona fide full-time employees of the Company or Consultants, as “Eligible Persons” for the purposes of the Plan. If an Eligible Person executes and delivers to the Company a letter agreement as set out in Schedule “A” and thereby agrees to participate in the Plan on the terms and conditions specified by the Company, he or she shall become a Participant in the Plan.

3.2 The Company may, from time to time, grant an Option to a Participant to acquire Shares in accordance with the Plan. In granting such Option, subject to the provisions hereof, the Company shall designate,

(a)

the maximum number (the “Designated Number”) of Shares which the Participant may purchase under the Option. Options granted to a Participant who is a “Canadian” will be exercisable for Common Voting Shares, and options granted to a Participant who is not a “Canadian” will be exercisable for Variable Voting Shares;

(b)	the price (the “Option Price”) per Share at which the Participant may purchase his or her Shares under the Option, which price shall be determined by the Company in accordance with Section 3.3 hereof;

(c)

a percentage of the Designated Number (the “Designated Percentage”), determined in accordance with Section 3.4 hereof, representing the maximum number of Shares that may be purchased by a Participant pursuant to the exercise of that Option in each year during the term of such Option, and the date after which such Shares may be purchased (the “Vesting Date”); provided that if a Participant exercises an Option and purchases fewer Shares than the Designated Percentage in any year during the term of the Option, any remaining portion of the Designated Percentage of Shares shall be available for purchase at any time subsequent to the Vesting Date for such Option and prior to the Expiry Time, in addition to Shares otherwise becoming available to the Participant for purchase after any subsequent Vesting Date;

(d)	the earliest date (the “Earliest Exercise Date”) on which the Option may be exercised, which may be the Date of Grant; and

(e)	the latest date (the “Latest Exercise Date”) on which the Option may be exercised, which shall be no later than seven (7) years after the Date of Grant; and

3.3 The Option Price in respect of an Option shall be determined by the Company, but shall be not less than the Market Price of the applicable class of the Company’s Shares on the Date of Grant of the Option provided that if the Shares are not then traded on a stock exchange or on a quotation system, the Option Price shall be the fair market value of the Shares as of the Date of Grant, as determined in good faith by the Board.

3.4 The Designated Percentage in respect of an Option shall be determined by the Company in its sole discretion, however, if the Company does not specify otherwise, then the Designated Percentage shall be twenty-five percent (25%).

3.5 If a Participant should die and the circumstances specified in Section 3.6 had not occurred in relation to such Participant and such Participant, at the time of his or her death, held an Option(s) in respect of which the Expiry Time had not then occurred:

(a)

in the case of each Option so held by the deceased Participant which had vested and was exercisable with respect to some or all of the Shares forming the subject matter thereof as at the date of the death of the deceased Participant, the legal representatives of the deceased Participant shall be entitled to send a notice in writing (an “Exercise Notice”) to the Company advising that they wish to exercise such Option which notice, to be effective, must be actually received by the Company by no later than the Exercise Notice Deadline and must specify the number of Shares in respect of which such Option is wished to be exercised (provided that such exercise can only be in respect of up to that number of Shares that the deceased Participant could have exercised such Option as at the date of his or her death, subject to Subsection 3.5(b) hereof). In the event that:

(i)

an effective Exercise Notice is actually received by the Company by no later than the Exercise Notice Deadline, then the Company shall issue to the estate of the deceased Participant that number of Shares as were specified in the Exercise Notice (provided that the maximum number of Shares which can be issued shall not exceed that number of Shares for which the deceased Participant could have exercised such Option as at the date of his or her death, subject to Subsection 3.5(b) hereof), which issuance shall occur as soon as practicable thereafter. If the Exercise Notice so received is in respect of less than the maximum number of Shares for which the deceased Participant could have exercised such Option as at the date of his or her death, such Option shall, subject to Subsection 3.5(b) hereof, in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised; and

(ii)

an effective Exercise Notice is not actually received by the Company by the Exercise Notice Deadline, such Option shall, subject to Subsection 3.5(b) hereof, in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised;

(b)	in the case of each Option so held by the deceased Participant which:

(i)	was not vested and was not exercisable with respect to all of the Shares forming the subject matter thereof as at the date of the death of the deceased Participant; and/or

(ii)

was not exercised on or prior to the Exercise Notice Deadline with respect to all of the Shares in respect of which it could have been exercised as at the date of the death of the deceased Participant,

(the Shares in respect of which such Option was then not exercisable or exercised being collectively referred to in this Subsection 3.5(b) as the “Unexercisable Shares”) such Option may, with the prior written consent of the Company (which consent may be given or withheld by the Company in its sole and arbitrary discretion), be exercised by the deceased Participant’s legal representatives with respect to up to that number of the Unexercisable Shares as the Company may, in its sole and arbitrary discretion, designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the deceased Participant, provided that any such exercise is made by the deceased Participant’s legal representatives pursuant to a written notice of exercise given by them to the Company on or prior to the earlier of 5:00 p.m. (Halifax time) on the date which is the 60th day following the giving of such notice by the Company and the Expiry Time and, if such a notice of exercise is given by the legal representatives of the deceased Participant, the Company shall issue to the estate of the deceased Participant that number of Shares as were specified in the notice of exercise, which issuance shall occur as soon as practicable thereafter.

3.6	(a)	Except as otherwise provided in subsection 3.6(b) or in a written agreement with the Company, and approved by the Board, if a Participant:

(i)	resigns or is removed or discharged as, or otherwise ceases to be, an employee or director or officer of the Company; or

(ii)

was engaged as a Consultant and is not an employee or director or officer of the Company, and such Participant resigns from such engagement, the engagement is terminated or otherwise ceases to be so engaged, immediately after the earlier of 5:00 p.m. (Halifax time) on the 90th day following the date of the occurrence of any such resignation, discharge, removal or termination other than by reason of death as contemplated in Section 3.5 (and without the requirement for any further act or formality including, without limitation, the giving of any notices) and the Expiry Time each and every Option granted to such Participant under the Plan, which has not been exercised by said time shall in all respects immediately cease and terminate and be of no further force or effect whatsoever as to the Shares in respect of such Option, regardless of whether or not such Option had vested with respect to such Shares.

(b)	Except as otherwise provided in a written agreement with the Company, and approved by the Board, if a Participant:

(i)	is discharged or terminated as an employee or officer of the Company for cause; or

(ii)	is removed as a director of the Company by action of the Board or the shareholders of the Company; or

(iii)	was engaged as a Consultant and is not an employee or officer of the Company, and the engagement is terminated by the Company for cause or breach of duty,

immediately upon the occurrence of any such discharge, removal or termination other than by reason of death as contemplated in Section 3.5 (and without the requirement of any further act or formality including, without limitation, the giving of any notices) each and every Option granted to such Participant under the Plan, which had not been exercised prior to such occurrence, shall in all respects immediately cease and terminate and be of no further force or effect whatsoever as to Shares in respect of such Options, regardless of whether or not such Option had vested with respect to such Shares.

For greater certainty, the Company shall in its sole and absolute discretion determine whether “cause” or a “breach of duty” exists with respect to a discharge or termination.

3.7 In the event that there is a restatement of any financial statements of the Company due to a material error or material noncompliance with any applicable financial reporting requirement under applicable securities laws or other applicable laws, regulations or rules, and (i) a Participant who is a current or former executive officer or senior employee of the Company receives Options under the Plan which were either granted, earned or vest based on the achievement of financial results in such restated financial statements, and (ii) the number of Options granted, earned or vested would have been lower had the restated financial statements been properly reported, then, upon the recommendation of the Committee, if applicable, the Board may, in its sole discretion and to the extent that it determines it is in the best interests of the Company to do so or that it is required under applicable securities laws, require the Participant to forfeit or repay (A) the number of Options (if the Options are still held), (B) the number of underlying Shares (if the Options have been exercised), or (C) the sale proceeds (if the Options have been exercised and the underlying Shares have been sold) relating to the year(s) subject to the restatement or received upon exercise in or following the year(s) subject to the restatement that is in excess of the number or sale proceeds the executive would have received if the Option grant, earning or vesting had been determined in accordance with the financial results as restated, calculated on a pre-tax basis. With respect to any U.S. Optionee, any recovery of incentive compensation covered by Section 409A of the U.S. Code (as defined below) shall be implemented in a manner which complies with Section 409A of the U.S. Code.

3.8 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect the employment or engagement of any Eligible Person with the Company.

3.9 The Company shall in its sole discretion, subject only to the terms of this Plan, determine the terms of all Options.

4.	EXERCISE OF PARTICIPANTS’ OPTIONS

4.1 Subject to earlier termination as provided for in Sections 3.5, 3.6 and 6.3, a Participant’s Option shall terminate and may not be exercised after the Latest Exercise Date. Except that if a Participant cannot exercise an option because the end of the option period falls during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Participant, the expiry date will be 10 business days after that Blackout Period ends. “Blackout Period” means the period during which the relevant Participant of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

4.2 Other than as provided for in Sections 3.5, 3.6 and 6.3, the exercise of an Option under the Plan shall be made by submitting to the Company a notice substantially similar to that attached as Schedule “B”, specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and accompanied by a certified cheque or other means of cash payment satisfactory to the Company in the amount of the aggregate Option Price for such number of Shares. As of the day the Company receives such notice and such payment, the Participant (or the person claiming through him or her, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised.

4.3 Upon the exercise of any Option, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements, if any, prior to the issuance of the Shares.

4.4 Upon the disposition of any Shares acquired through the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements, if any, as a condition to the registration of the transfer of such Shares on its books. Whenever payments are to be made under the Plan to the Company in cash or by certified cheque, such payments shall be net of any amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements.

4.5 Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of applicable securities law and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time. As a condition to the exercise of an Option, the Company may require the person exercising such Option to provide certain representations, warranties and certifications to the Company to satisfy such requirements.

4.6 Unless such securities are registered under the U.S. Securities Act, the certificates representing any Shares issued in the United States shall, until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state securities laws and regulations, bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

5.	MAXIMUM NUMBER OF SHARES TO BE ISSUED UNDER THE PLAN

5.1 Subject to adjustment as provided in this Plan, the maximum number of Shares that may be issued to Participants under all Share Compensation Arrangements in aggregate across both classes of Shares shall not exceed such number which represents 8.5% of the issued and outstanding Shares of the Company in aggregate across both classes of Shares from time to time, to be allocated among the Share Compensation Arrangements as determined by the Committee from time to time. As a result, should the Company issue additional Shares in the future, the number of Shares issuable under the Share Compensation Arrangements will increase accordingly. This Plan of the Company is considered as an “evergreen” plan, since the Shares covered by Options which have been exercised shall be available for subsequent grants under this Plan.

5.2 Non-employee directors of the Company shall not, in any single year, be granted Options with a fair value greater than $100,000 calculated as of the Date of Grant.

5.3 The Plan together with all of the Company’s other Share Compensation Arrangements (including without limitation the Company’s Share Purchase Plan) shall not result in any time in:

(a)	The number of securities issuable to Insiders, at any time, under all security based compensation arrangements, exceeding 10% of issued and outstanding securities of the Company; and

(b)	The number of securities issued to Insiders, within any one year period, under all security based compensation arrangements, exceeding 10% of issued and outstanding securities of the Company.

5.4 If any Option is terminated, cancelled or has expired without being fully exercised, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan, provided that any such termination or cancellation of Options shall be conducted in accordance with the applicable rules of any stock exchange upon which the Shares of the Company are listed.

6.	ANTI-DILUTION AND CHANGE OF CONTROL PROVISIONS

6.1 Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment shall be made to any Options then outstanding and in the Option Price in respect of such Options. Such adjustment shall be made by the Board and, subject to applicable law, shall be conclusive and binding for all purposes of the Plan.

6.2 The Company shall not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Share that would, except for the provisions of this Section 6.2, be deliverable upon the exercise of any Option shall be cancelled and not be deliverable by the Company.

6.3 In the event of a Corporate Transaction, each Option will terminate immediately prior to the specified effective date of the Corporate Transaction, unless the Option is assumed by the successor corporation or parent thereof in connection with the Corporate Transaction. Upon Board approval of a Corporate Transaction, the Company many give notice to each Participant which will require the Participant to deal with his Shares acquired through the exercise of his Options in the manner directed by the Company in the notice to ensure the Participant’s participation in the Corporate Transaction. The Board or the Committee, as the case may be, may, in its sole discretion and subject to such conditions as the Board or Committee considers appropriate, at any time after the grant of an Option, determine the acceleration, if any, of the vesting provisions for any Option in the event of a Corporate Transaction, except that any such determination regarding the acceleration of the vesting of an Option in the event of a Corporate Transaction shall require (i) the termination of the Participant’s employment with the Company without “cause” or the resignation of the Participant following the Corporate Transaction because of a material reduction or material change in job responsibilities and (ii) with respect to any performance-based Options granted under the Plan, vesting of an Option shall be dependent on achievement of the applicable performance criteria as of the date of the Corporate Transaction and/or be prorated to the date of the Corporate Transaction, as applicable.

7.	INTENTIONALLY DELETED

8.	ACCOUNTS AND STATEMENTS

8.1 The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Number, the Option Price of each Option, the Vesting Date or Dates, the Latest Exercise Date or Dates, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the

Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is provided to the Company within thirty (30) days after such statement is given to the Participant.

9.	OPTIONS GRANTED TO US RESIDENTS OR CITIZENS

9.1 Any Option granted under this Plan to a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a “U.S. Optionee”) will be a non-qualified stock option. A non-qualified stock option is an Option that does not qualify as an “incentive stock option” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, (the “U.S. Code”). Options granted to U.S. Optionees are intended to be exempt from Section 409A of the U.S. Code. Accordingly, the following will apply to such Options:

(a)

Options may only be granted to U.S. Optionees who are directors, bona fide full-time employees or consultants of DHX Media Ltd. or any subsidiary in which DHX Media Ltd. owns equity (directly or indirectly) representing at least fifty percent (50%) of the vote or value;

(b)

Shares must be common shares constituting “service recipient stock” as set forth in U.S. Treasury Regulation Section 1.409A-1(b)(5)(iii) and may not (a) have any preference as to distributions other than distributions of service recipient stock and distributions upon liquidation of DHX Media Ltd. or (b) be subject to a mandatory repurchase obligation (other than a right of first refusal), or a put or call right that is not a lapse restriction as defined in U.S. Treasury Regulation Section 1.83-3(i), if the Share price under such right or obligation is based on a measure other than the fair market value (disregarding lapse restrictions as defined in U.S. Treasury Regulation Section 1.83-3(i)) of the Share;

(c)

The exercise price per Share may never be less than the fair market value of the underlying Share (determined in accordance with Section 409A of the U.S. Code) as of the Date of Grant and the number of shares subject to the Option must be fixed on the Date of Grant;

(d)

The Option may not include any feature for the deferral of income recognition beyond the later of the (a) the exercise or earlier disposition of the option or (b) the substantial vesting of the Shares underlying the Option (determined in accordance with U.S. Treasury Reg. Section 1.83-3(b)) acquired pursuant to the exercise of the Option;

(e)

The Option may not be modified, and the Latest Exercise Date/Expiry Time may not be extended (including as a result of any Blackout Period), unless such modification or extension would not cause the Option to violate Section 409A of the U.S. Code; and

(f)

Any adjustment to the Options or the Shares including, without limitation, pursuant to Section 6.1 of the Plan, shall be consistent with the provisions of Section 409A of the U.S. Code so as not to cause the Option to violate Section 409A of the U.S. Code.

Notwithstanding the foregoing, neither the Company, the Board, the Committee, nor any officer, director, employee, agent or representative of the foregoing shall be liable to any Participant or his or her estate, heirs or beneficiaries for any taxes relating in any way to the Options, including, without limitation, as a result of the application of Section 409A of the U.S. Code to such Options.

10.	NOTICES

10.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(a)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be; or

(b)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Company’s records.

10.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid (provided that the postal service is then in operation) or delivering it to the Company at the following address:

DHX Media Ltd.
1478 Queen St.
Halifax, Nova Scotia B3J 2H7
Canada

Attention: Chief Financial Officer

10.3 Any payment, notice, statement, certificate or other instrument referred to in Sections 8.1 or 10.2 hereof, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.

11.	GENERAL

11.1 The Board reserves the right at any time and from time to time, subject to any regulatory or stock exchange approval that may be required, to amend the Plan in whole or in part, without prior notice to or approval by the shareholders. Examples of circumstances where the Board of Directors may make amendments without shareholder approval include, without limitation, amendments that would:

(a)	make housekeeping or clerical changes;

(b)	clarify any provision in the plan;

(c)

amend the Plan or Options under the Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant’s employment or cessation of the participant’s directorship;

(d)	ensure compliance with applicable laws, regulations or policies of any governmental authority or relevant stock exchange;

(e)	change the class of Participants eligible to participate in the plan;

(f)

advancing the date on which any Option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 7 years from the date the option is granted;

Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements (including without limitation the TSX rules and policies) shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(g)	any amendment to the provisions of this Section 11.1;

(h)	any increase in the maximum number of Shares issuable under the Plan;

(i)	any amendment to the limit prescribed by Section 5.2 above;

(j)	any change in the Option Price and Latest Exercise Date of Options held by Insiders (other than an adjustment under Section 6.1, subject to Section 9.1(f) of the Plan);

(k)

any amendment that would extend the Latest Exercise Date of any outstanding Option (other than an extension due to a Blackout Period as set forth in Section 4.1 of the Plan, subject to Section 9.1(e) of the Plan);

(l)

any material increase in benefits to Participants, including any material change to: (i) permit a repricing (or decrease in Option Price) of outstanding Options (other than an adjustment under Section 6.1, subject to Section 9.1(f) of the Plan), (ii) reduce the price at which Shares or Options to purchase Shares may be offered (other than an adjustment under Section 6.1, subject to Section 9.1(f) of the Plan), or (iii) extend the duration of the Plan;

(m)	any material expansion of the class of Participants eligible to participate in the Plan;

(n)	any expansion in the types of options or awards provided under the Plan; and

(o)	any amendment that would permit a Participant to assign or otherwise transfer an Option granted under the Plan, other than for estate planning purposes.

11.2 Notwithstanding Section 11.1, the Company is prohibited from repricing any Option granted under the Plan.

11.3 The Company shall have the power to make such rules and regulations for the administration of this Plan, and to interpret the provisions hereof and of such rules and regulations, as it shall in its sole discretion determine to be appropriate.

11.4 The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

11.5 The Board or Committee may from time to time delegate all or any of its powers under the Plan to one or more directors or officers of the Company who shall thereupon exercise such of the powers herein given to the Board or the Committee as may be delegated by it in accordance with any express directions of the Board or Committee from time to time.

11.6 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any Option shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him or her, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Participant in accordance with the terms hereof.

11.7 The Company’s obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the listing of such Shares on any stock exchange on which any of the Shares of the Company may be listed. As a condition of participating in the Plan, each Participant agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

11.8 No Participant shall have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

11.9 No Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate that Participant’s employment at any time. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

11.10 The Board shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or disability of any Participant. Without limiting the generality of the foregoing, the Board shall be entitled to determine (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan, and (ii) the impact, if any, of any such leave of absence on awards under the Plan theretofore made to any Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence shall cause any Options to expire and the impact upon the time or times such Options shall become exercisable).

11.11 This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein, except to the extent U.S. tax law applies for a U.S. Optionee.

11.12 This Plan is hereby instituted and in effect as of the Effective Date.

***

EXHIBIT “A”

Direction to the CRTC (Ineligibility of Non-Canadians)
SOR/97-192
BROADCASTING ACT

Whereas, pursuant to subsection 26(4) of the Broadcasting Act, the Minister of Canadian Heritage has consulted with the Canadian Radio-television and Telecommunications Commission with regard to the annexed Direction to the CRTC (Ineligibility of Non-Canadians);

Therefore, His Excellency the Governor General in Council, on the recommendation of the Minister of Canadian Heritage, pursuant to subsection 26(1) of the Broadcasting Act, hereby issues the annexed Direction to the CRTC (Ineligibility of Non-Canadians).

INTERPRETATION
1. The definitions in this section apply in this Direction.

“acquiring corporation” means a corporation referred to in paragraph 17(2)(a) of the Canadian Telecommunications Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667. (acquéreur)

“affiliate corporation” means, in relation to a qualified successor,

(a) a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act or any of its subsidiary corporations;
(b) an acquiring corporation or any of its subsidiary corporations; or
(c) a corporation that controls the corporations referred to in paragraphs (a) and (b), or any of its subsidiary corporations. (société affiliée)

“Canadian” means

(a) a citizen within the meaning of subsection 2(1) of the Citizenship Act who is ordinarily resident in Canada;
(b) a permanent resident within the meaning of subsection 2(1) of the Immigration Act who is ordinarily resident in Canada and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;
(c) a Canadian government, whether federal, provincial or local, or an agency thereof, subject to the Direction to the CRTC (Ineligibility to Hold Broadcasting Licences);
(d) a corporation without share capital where a majority of its directors are appointed or designated, either by their personal names or by their names of office, by one or more of the following, namely,

(i) a federal or provincial statute or any regulation made thereunder,
(ii) the Governor in Council or the lieutenant governor in council of a province, and
(iii) a minister of the Crown in right of Canada or a province;

(e) a qualified corporation;
(f) a qualified mutual insurance company;
(g) a qualified pension fund society;
(h) a qualified cooperative; or
(i) a qualified successor

(i) for the purpose of holding a broadcasting distribution undertaking licence, or
(ii) for the purpose of beneficially owning, directly or indirectly, 50 per cent or less of all the issued and outstanding voting shares, and 50 per cent or less of the votes, of a qualified corporation that holds a broadcasting licence for a distribution undertaking only. (Canadien)

“control” means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of a corporation or otherwise. (contrôle)

“director” means a person who is a member of the board of directors of a corporation or, where the corporation has no directors, a person performing functions that are similar to the functions performed by directors. (administrateur)

“independent member” means a person who is not an officer or employee of, or a contractor who provides goods or services to, a qualified successor or any of its affiliate corporations, who is not a director of any affiliate corporations of the qualified successor, and in respect of whom there are no considerations that could reasonably be anticipated to interfere with the person’s ability to act in the best interests of the qualified successor. (membre indépendant)

“non-Canadian” means a person or entity that is not a Canadian. (non-Canadien)

“qualified cooperative” means a cooperative, not less than 80 per cent of the members of which are Canadians, that is established under an Act of Parliament or under any provincial legislation that relates to the establishment of cooperatives. (coopérative qualifiée)

“qualified corporation” means a corporation incorporated or continued under the laws of Canada or a province, where

(a) the chief executive officer or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and not less than 80 per cent of the directors are Canadians;
(b) in the case of a corporation having share capital, Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 80 per cent of all the issued and outstanding voting shares of the corporation and not less than 80 per cent of the votes; and
(c) in the case of a corporation that is a subsidiary corporation,

(i) the parent corporation is incorporated or continued under the laws of Canada or a province,
(ii) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of all of the issued and outstanding voting shares of the parent corporation and not less than 66 2/3 per cent of the votes, and
(iii) the parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(A) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,
(B) the chief executive officer of the parent corporation or, where the parent corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer is a non-Canadian, or
(C) less than 80 per cent of the directors of the parent corporation are Canadian. (personne morale qualifiée)

“qualified mutual insurance company” means a mutual insurance company, the head office and principal place of business of which are in Canada and not less than 80 per cent of the board of directors and of each committee of the directors of which are Canadians. (société mutuelle d’assurance qualifiée)

“qualified pension fund society” means a pension fund society, not less than 80 per cent of the board of directors of which and of each committee of the directors of which are Canadians, and that is established under An Act to incorporate the Guarantee and Pension Fund Society of the Dominion Bank, S.C. 1887, c. 55, An Act to incorporate the Pension Fund Society of the Bank of Montreal, S.C. 1885, c. 13, the Pension Fund Societies Act, R.S., 1985, c. P-8, or under any provincial legislation that relates to the establishment of pension fund societies. (société de caisse de retraite qualifiée)

“qualified successor” means a corporation referred to in paragraph 17(2)(b) or (c) of the Canadian Telecommunications Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667, incorporated or continued under the laws of Canada or a province and directly controlled by a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act, or by its acquiring corporation, where

(a) the control of the Canadian carrier and its acquiring corporation has remained unchanged since the date of the coming into force of this Direction;
(b) the chief executive officer of the corporation or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and all its directors are Canadians;
(c) all the voting shares of the corporation that are not beneficially owned and controlled by the Canadian carrier or its acquiring corporation are beneficially owned and controlled by Canadians; (d) in the case of a corporation referred to in subparagraph (i)(ii) of the definition ”Canadian”, all the voting shares of the qualified corporation that are not beneficially owned by the corporation are beneficially owned and controlled by Canadians;
(e) the corporation operates only in the operating territory of the Canadian carrier;
(f) the corporation does not beneficially own, directly or indirectly, voting shares of a corporation that holds a broadcasting distribution undertaking licence and that operates outside of the operating territory of the Canadian carrier;
(g) the directors of the corporation and its officers have complete and exclusive control over all programming decisions and

(i) at least 33 1/3 per cent of the directors are independent members, and
(ii) a quorum at any meeting of the directors or of any committee of the directors must include at least one independent member; and

(h) no parent corporation or affiliate corporation of the corporation exercises any control or influence over any programming decisions of the corporation. (ayant droit qualifié)

1

“subsidiary corporation” means a corporation that is controlled by another corporation. (filiale)

“voting share” means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of any event that has occurred and is continuing or by reason of a condition that has been fulfilled, and includes

(a) a security that is convertible into such a share at the time a calculation of the percentage of shares owned and controlled by Canadians is made; and
(b) an option or a right to acquire such a share, or the security referred to in paragraph (a), that is exercisable at the time the calculation referred to in that paragraph is made. (action avec droit de vote)

DIRECTION

2. The Canadian Radio-television and Telecommunications Commission is hereby directed that no broadcasting licence may be issued, and no amendments or renewals thereof may be granted, to an applicant that is a non-Canadian.

3. Where the Canadian Radio-television and Telecommunications Commission determines that an applicant is controlled by a non-Canadian, whether on the basis of personal, financial, contractual or business relations or any other considerations relevant to determining control, other than the beneficial ownership and control of the voting shares of a qualified successor by a Canadian carrier or its acquiring corporation, the applicant is deemed to be a non-Canadian.

REPEAL

4. The Direction to the CRTC (Ineligibility of Non-Canadians) is repealed.

COMING INTO FORCE

5. This Direction comes into force on April 8, 1997.

2

SCHEDULE “A”
[LETTERHEAD OF DHX MEDIA LTD.]

TO:	[Name of Eligible Person]

You have been designated as an Eligible Person under the Stock Option Plan of DHX Media Ltd. (the “Plan”), and assuming that you become a Participant in the Plan by signing this letter, the details of the non-assignable Option which has been granted to you under the Plan are as follows:

(a)	Date of Grant:

(b)	Designated Number (maximum number of shares which you may purchase under this Option):

(c)	Option Price (price per share):

(d)	Earliest Exercise Date:

(e)	Latest Exercise Date:

(f)	Vesting Date and Designated Percentage (% of Designated Number you may purchase each year after the applicable Vesting Date):

Vesting Date	Designated Percentage

If you are a “Canadian” within the meaning of such term under the Plan, the Option referred to in this letter will be exercisable for Common Voting Shares. If you are not a “Canadian” within the meaning of such term under the Plan, the Option referred to in this letter will be exercisable for Variable Voting Shares. If you agree to participate in the Plan and comply with its terms and conditions, please sign one copy of this letter and return it to ______________________ by .

DHX MEDIA LTD.

By:

I have read the DHX Media Ltd. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respects to, its terms and conditions. I ____ am / ____ am not a “Canadian” within the meaning of such term under the Plan [check applicable response]:

(Signature)

(Date)

2

SCHEDULE “B”

DHX MEDIA LTD.

STOCK OPTION PLAN

NOTICE OF INTENT TO EXERCISE OPTION

I, ________________, hereby exercise my option to purchase _________ [Common Voting Shares] [Variable Voting Shares] of DHX Media Ltd. (the “Company”) at a purchase price of $_____________ per [Common Voting Share] [Variable Voting Share].

This Notice is delivered in respect of the option to purchase __________ [Common Voting Shares] [Variable Voting Shares]of the Company which was granted to me on the _____day of __________, 20__ .

In connection with the foregoing, I enclose a certified cheque or other means of cash payment payable to the Company in the amount of $______________ in full payment for the [Common Voting Shares] [Variable Voting Shares]to be received by me upon receipt by the Company of this Notice and such payment. I confirm that I ____ am / ____ am not a “Canadian” within the meaning of such term under the Plan [check applicable response].

Date	Signature

APPENDIX “C”

DHX Media Ltd.

(the “Corporation”)

MANDATE FOR
THE BOARD OF DIRECTORS

A.	PURPOSE

1.

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of the Corporation. The Board, directly and through its committees and the Chairman of the Board, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Corporation.

B.	MEMBERSHIP, ORGANIZATION AND MEETINGS

1.

General – The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the Articles and By-Laws of the Corporation.

2.

Independence – The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. A minimum of a majority of the directors shall be independent in accordance with these standards.

3.

Access to Management and Outside Advisors – The Board shall have unrestricted access to the Corporation’s management and employees. The Board, and each of its committees, shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.

Corporate Secretary and Minutes – The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.

Meetings Without Management – The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management and any other non- independent directors are not present. For purposes of this Section B.5., “independent” directors are those directors meeting the independence standards set forth in the rules of the Nasdaq Stock Market LLC (“NASDAQ”).

6.

Attendance – Directors are expected to attempt to attend all meetings of the Board and the Board committees on which such director serves and are expected to participate fully and frankly in Board deliberations and discussions. Directors are also strongly encouraged to attend each meeting of the Corporation’s shareholders.

C.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges, including, but not limited to, NASDAQ, on which the Corporation’s securities are listed and all other applicable laws, rules and regulations (collectively, the “Applicable Requirements”).

1.	Strategic Planning

a.

Strategic Plans – At least annually, if advisable, the Board shall review and, if advisable, approve any strategic planning process and short- and long-term strategic plan of the Corporation prepared by management. In discharging this responsibility, the Board shall review any such plan in light of management’s assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans – The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.

Monitoring – At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management

a.

General – At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of material risks associated with the Corporation’s businesses and operations, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.

Verification of Controls – The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.	Human Resource Management

a.

General – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee, review the Corporation’s approach to human resource management and executive compensation.

b.

Succession Review – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee and the Corporate Governance and Nominations Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Corporation.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.

4.	Corporate Governance

a.	General – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review the Corporation’s approach to corporate governance.

b.

Director Independence – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, evaluate the director independence standards established by the Board, and in compliance with the independence standards set forth in the rules of NASDAQ, and the Board’s ability to act independently from management in fulfilling its duties.

c.

Ethics Reporting – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

5.	Financial Information

a.

General – At least annually, the Board shall, with the assistance of the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.

Integrity of Financial Information – The Board shall, with the assistance of the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

6.	Communications

a.

General – At least annually, the Board in conjunction with the Chief Executive Officer shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.

Disclosure – At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. Periodically or as conditions dictate, the Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

7.	Committees of the Board

a.

Board Committees – The Board has established the following committees of the Board: the Human Resources and Compensation Committee; the Audit Committee; and the Corporate Governance and Nominations Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.

Committee Mandates – The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the committee, the Corporate Governance and Nominations Committee and the Chairman of the Board, as applicable, approved by the Board.

c.	Delegation to Committees – The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.

d.	Consideration of Committee Recommendations – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

e.

Board/Committee Communication – To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

D.	DIRECTOR ORIENTATION AND EVALUATION

1.

The Board is responsible for ensuring all new directors receive comprehensive orientation regarding such member’s responsibilities as a director of the Corporation and the nature of the business operations of the Corporation. The Board is also responsible for providing continuing education opportunities for the members of the Board.

2.	Each new director shall participate in the Corporation’s initial and any ongoing director orientation program.

3.

At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, and each of the directors. The adequacy of this mandate shall be reviewed periodically, but at least annually.

E.	CURRENCY OF THE BOARD MANDATE

The mandate for the Board was originally approved by the Board on February 27, 2006 and subsequently revised and approved by the Board effective as of June 23, 2015.